Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 31, 2017

AMONG

AMERICAN MIDSTREAM PARTNERS, LP

AMERICAN MIDSTREAM GP, LLC

SOUTHCROSS ENERGY PARTNERS, L.P.

SOUTHCROSS ENERGY PARTNERS GP, LLC

AND

CHEROKEE MERGER SUB LLC

i

TABLE OF CONTENTS (continued)

TABLE OF CONTENTS (continued)

INDEX OF DEFINED TERMS

Defined Term	Where Used
Affiliate	Section 8.13
Agreement	Preamble
AMID	Preamble
AMID Benefit Plans	Section 4.11(a)
AMID Charter Documents	Section 8.13
AMID Confidentiality Agreement	Section 5.6(a)
AMID Disclosure Schedule	Article IV
AMID Entities	Preamble
AMID Equity Plans	Section 4.2(a)
AMID Expenses	Section 7.3(e)
AMID GP	Preamble
AMID GP Board	Recitals
AMID GP Charter Documents	Section 8.13
AMID GP Interest	Section 4.2(a)
AMID Incentive Distribution Right	Section 8.13
AMID Joint Ventures	Section 8.13
AMID Limited Partner	Section 8.13
AMID Material Adverse Effect	Section 4.1(a)
AMID Material Contract	Section 4.14(a)
AMID Partnership Agreement	Section 8.13
AMID Partnership Agreement Amendment	Recitals
AMID Partnership Interest	Section 8.13
AMID Permits	Section 4.8(b)
AMID SEC Documents	Section 4.5(a)
AMID Series A Units	Section 4.2(a)
AMID Series C Units	Section 4.2(a)
AMID Subsidiary Documents	Section 4.1(d)
AMID Unit	Section 8.13
AMID Unitholders	Section 8.13
Antitrust Laws	Section 8.13
Balance Sheet Date	Section 3.5(d)
Book-Entry Units	Section 2.1(e)
business day	Section 8.13
Certificate	Section 2.1(e)
Certificate of Merger	Section 1.3
Class B Convertible Unit	Section 8.13
Clayton Act	Section 8.13
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(j)
Common Unit	Section 8.13

INDEX OF DEFINED TERMS (continued)

Defined Term	Where Used
Common Unitholders	Section 8.13
Confidential Disclosure Letter	Section 8.13
Contract	Section 3.3(b)
DCP	Section 5.14(d)
Debt Financing Source	Section 8.13
Disclosure Schedule	Section 8.13
DLLCA	Section 8.13
DRULPA	Section 8.13
Effective Time	Section 1.3
Environmental Law	Section 8.13
Environmental Permit	Section 8.13
ERISA	Section 3.11(a)
ERISA Affiliate	Section 8.13
Exchange Act	Section 3.4
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Exchange Ratio	Section 2.1(a)
Federal Trade Commission Act	Section 8.13
GAAP	Section 8.13
Governmental Authority	Section 8.13
Hazardous Substance	Section 8.13
Holdings Contribution	Recitals
Holdings Contribution Agreement	Recitals
HSR Act	Section 8.13
ICA	Section 3.20(b)
Indemnified Person	Section 5.8(a)
Inspecting Parties	Section 5.6(d)
Inspection Indemnitees	Section 5.6(d)
Knowledge	Section 8.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Lender Payoff Letter	Section 5.15(a)
Liens	Section 3.1(c)
LTIP	Section 8.13
Material Adverse Effect	Section 8.13
Maximum Amount	Section 5.8(c)
Merger	Section 1.1
Merger Sub	Preamble
Merger Consideration	Section 2.1(a)
Multiemployer Plan	Section 8.13
NGA	Section 3.20(a)
NGPA	Section 3.20(a)
NYSE	Section 8.13
Outside Date	Section 7.1(b)(i)

v

INDEX OF DEFINED TERMS (continued)

Defined Term	Where Used
Outstanding	Section 8.13
Party or Parties	Preamble
Payoff Letters	Section 5.15(b)
Permit	Section 8.13
Person	Section 8.13
Pre-Closing Tax Period	Section 8.13
Proceeding	Section 5.8(a)
Proxy Statement	Section 3.4
Qualifying Notes Payoff Letter	Section 5.15(b)
Registration Statement	Section 3.9
Representatives	Section 5.3(a)
Restraints	Section 6.1(c)
rights-of-way	Section 3.15(b)
Risk Management Policy	Section 8.13
Sarbanes-Oxley Act	Section 3.5(a)
SEC	Section 8.13
Section 707 Consideration	Section 2.2(k)
Securities Act	Section 3.1(c)
Series A Unit	Section 8.13
Series C Unit	Section 8.13
Series D Unit	Section 8.13
Sherman Act	Section 8.13
Southcross Holdings	Recitals
Southcross Holdings Affiliate	Section 2.1(a)
Subordinated Unit	Section 8.13
Subordinated Unitholder	Section 8.13
Subsidiary	Section 8.13
Support Agreement	Recitals
Surviving Entity	Section 1.1
SXE	Preamble
SXE Adverse Recommendation Change	Section 5.3(a)
SXE Alternative Proposal	Section 8.13
SXE Benefit Plans	Section 3.11(a)
SXE Board Recommendation	Section 5.1(b)
SXE Charter Documents	Section 3.1(d)
SXE Conflicts Committee Financial Advisor	Section 3.18
SXE Credit Facility	Section 5.2(a)(ii)
SXE Designated Proposal	Section 8.13
SXE Designated Proposal Notice	Section 5.3(d)(i)(C)
SXE Designated Proposal Notice Period	Section 5.3(d)(i)(D)
SXE Disclosure Schedule	Article III
SXE Employee	Section 5.14(a)
SXE Entities	Preamble
SXE Equity Plans	Section 8.13

INDEX OF DEFINED TERMS (continued)

Defined Term	Where Used
SXE General Partner Interest	Section 8.13
SXE General Partner Units	Section 8.13
SXE GP	Preamble
SXE GP Board	Recitals
SXE GP Charter Documents	Section 8.13
SXE Incentive Distribution Right	Section 8.13
SXE Intellectual Property	Section 3.16
SXE Joint Ventures	Section 8.13
SXE Limited Partner	Section 8.13
SXE Limited Partner Interest	Section 8.13
SXE LTIP Unit	Section 8.13
SXE Material Adverse Effect	Section 3.1(a)
SXE Material Contract	Section 3.14(a)
SXE Partnership Agreement	Section 8.13
SXE Partnership Interest	Section 8.13
SXE Permits	Section 3.8(b)
SXE Recommendation Change Notice	Section 5.3(d)(ii)(A)
SXE Recommendation Change Notice Period	Section 5.3(d)(ii)(B)
SXE Revolving Credit Agreement	Section 8.13
SXE SEC Documents	Section 3.5(a)
SXE Security	Section 8.13
SXE Subsidiary Documents	Section 3.1(d)
SXE Unitholder	Section 8.13
SXE Unitholder Approval	Section 3.3(c)
SXE Unitholders Meeting	Section 5.1(b)
SXE Term Loan	Section 8.13
SXE Termination Fee	Section 7.3(a)
Tax	Section 8.13
Tax Return	Section 8.13
Taxes	Section 8.13
TBOC	Section 8.13
Unaffiliated Common Unitholders	Recitals
WARN Act	Section 3.12(b)
Willful Breach	Section 8.13

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 31, 2017 (this “Agreement”), is by and among Southcross Energy Partners, L.P., a Delaware limited partnership (“SXE”), Southcross Energy Partners GP, LLC, a Delaware limited liability company and the general partner of SXE (“SXE GP” and together with SXE, the “SXE Entities”), American Midstream Partners, LP, a Delaware limited partnership (“AMID”), American Midstream GP, LLC, a Delaware limited liability company and the general partner of AMID (“AMID GP” and together with AMID, the “AMID Entities”), and Cherokee Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of AMID (“Merger Sub”). Each of the SXE Entities, the AMID Entities and Merger Sub are referred to herein individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Conflicts Committee (the “SXE Conflicts Committee”) of the Board of Directors of SXE GP (the “SXE GP Board”), by unanimous vote, at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger (as defined herein), are in the best interest of SXE and its Subsidiaries and the Common Unitholders (as defined herein) other than SXE GP, AMID and their respective Affiliates (collectively, the “Unaffiliated Common Unitholders”), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (as defined herein), and (c) resolved to recommend to the SXE GP Board approval of this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of such approval and recommendation of the SXE Conflicts Committee, at a meeting duly called and held, the SXE GP Board unanimously (a) approved this Agreement and the transactions contemplated hereby, including the Merger, (b) directed that this Agreement be submitted to a vote of the SXE Limited Partners (as defined herein), and (c) resolved to recommend approval of this Agreement by the SXE Limited Partners;

WHEREAS, at a meeting duly called and held, the AMID GP Board unanimously approved by vote of the directors present this Agreement, the Holdings Contribution Agreement (as defined herein) and the transactions contemplated hereby and thereby, including the Merger and the Holdings Contribution;

WHEREAS, contemporaneously with the execution and delivery of this Agreement and as a condition to the Parties’ willingness to enter into this Agreement, subject to the terms and conditions set forth herein, Southcross Holdings LP (“Southcross Holdings”) and certain of its affiliates entered into a voting support agreement (the “Support Agreement”) in connection with the Merger with respect to, among other things, voting their Subordinated Units and Class B Convertible Units (as defined herein) in favor of the Merger and the approval of this Agreement and the transactions contemplated hereby;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, each of AMID’s Series A Preferred Unit Partner and Series C Preferred Unit Partner (each as defined in the AMID Partnership Agreement) has delivered its written consent approving this

Agreement, the Holdings Contribution Agreement, and the transactions contemplated hereby and thereby, including the Merger and the Holdings Contribution, as required under the AMID Partnership Agreement; and

WHEREAS, immediately prior to the Effective Time, and as a condition to the Closing hereunder, Southcross Holdings will contribute to AMID all of the issued and outstanding limited liability company interests of a newly-formed limited liability company that will be a wholly-owned subsidiary of Southcross Holdings and that will hold, directly or indirectly, all of the SXE Securities beneficially owned by Southcross Holdings and the Equity Interests of SXE GP (the “Holdings Contribution”), pursuant to a Contribution Agreement dated as of the date of this Agreement (the “Holdings Contribution Agreement”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, SXE shall be merged with Merger Sub (the “Merger”), the separate limited liability company existence of Merger Sub will cease, and SXE will continue its existence as a limited partnership under Delaware law as the surviving entity in the Merger and an indirect but economically wholly-owned Subsidiary of AMID (the “Surviving Entity”).

Section 1.2 Closing. Subject to the provisions of Article VI, the closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1221 McKinney Street, Houston, Texas 77010 at 9:00 A.M., local time, on the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as SXE and AMID shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section  1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, AMID shall cause a certificate of merger effecting the Merger, executed in accordance with the relevant provisions of the DRULPA and the DLLCA (the “Certificate of Merger”), to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by SXE and AMID in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DRULPA and the DLLCA.

Section 1.5 Organizational Documents of the Surviving Entity.

(a) At the Effective Time, the certificate of limited partnership of SXE as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, and thereafter may be amended as provided therein or by Law, in each case consistent with the obligations set forth in Section 5.8.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of SXE GP, AMID GP or their respective members, (i) the SXE Partnership Agreement shall remain unchanged and shall continue in effect until thereafter changed or amended as provided therein or by applicable Law and (ii) all limited partners of SXE immediately prior to the Effective Time shall simultaneously cease to be limited partners of SXE.

ARTICLE II

EFFECT ON UNITS

Section 2.1 Effect of Merger. At the Effective Time, by virtue of the Merger and without any action on the part of SXE GP, SXE, AMID GP, AMID or the holder of any securities of SXE:

(a) Conversion of Common Units. Subject to Section 2.1(c), Section 2.2(h) and Section 2.4, (i) each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than Common Units held by Southcross Holdings or any of its Subsidiaries) shall be converted into the right to receive 0.160 (the “Exchange Ratio”) AMID Units (the “Merger Consideration”), and (ii) each Common Unit, Subordinated Unit and Class B Convertible Unit issued and outstanding held by Southcross Holdings or any of its Subsidiaries, as of the Effective Time, shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and no consideration will be delivered in exchange for such cancelled SXE Securities.

(b) Cancellation of SXE Incentive Distribution Rights. The SXE Incentive Distribution Rights outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and no consideration will be delivered in exchange for such cancelled SXE Incentive Distribution Rights.

(c) Cancellation of SXE-Owned Units. Any SXE Securities that are owned upon consummation of the Holdings Contribution and immediately prior to the Effective Time by AMID, SXE or any of their respective Subsidiaries shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled SXE Securities.

(d) Conversion of the Membership Interests in Merger Sub. The membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into Common Units of SXE (as the Surviving Entity), representing 100% of the aggregate partnership interest (as defined in the DRULPA) of all limited partners in the Surviving Entity, and AMID shall be admitted as the only limited partner of the Surviving Entity. At the Effective Time, the books and records of SXE (as the Surviving Entity) shall be revised to reflect the admission of AMID as the only limited partner of the Surviving Entity and the simultaneous withdrawal of all other SXE Limited Partners.

(e) Certificates. All Common Units converted into the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or effective affidavits of loss in lieu thereof) (a “Certificate”) or evidence of units in book-entry form (“Book-Entry Units”) that immediately prior to the Effective Time represented any such Common Units shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any distributions to which such holder is entitled pursuant to Section 2.2(g) to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Unit in accordance with Section 2.2(c), without interest, and the right to be admitted as an AMID Limited Partner. AMID GP hereby consents to the admission (as an AMID Limited Partner) of each SXE Unitholder who is issued AMID Units in accordance with this Article II, upon the proper surrender of the Certificate or Book-Entry Unit representing Common Units. Upon such surrender of the Certificate or Book-Entry Unit and the recording of the name of such Person as a limited partner of AMID on the books and records of AMID, such Person shall automatically and effective as of the Effective Time be admitted as an AMID Limited Partner and be bound by the AMID Partnership Agreement as such. By its surrender of a Certificate or Book-Entry Unit, or by its acceptance of AMID Units, as applicable, a SXE Unitholder confirms its agreement to be bound by all of the terms and conditions of the AMID Partnership Agreement.

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, AMID shall appoint an exchange agent reasonably acceptable to SXE (the “Exchange Agent”) for the purpose of exchanging Certificates or Book-Entry Units for the Merger Consideration. As soon as reasonably practicable after the Effective Time, but in no event more than five business days following the Effective Time, AMID will send, or will cause the Exchange Agent to send, to each holder of record of Common Units as of the Effective Time (and, to the extent commercially practicable, to make available for collection by hand, during customary business hours commencing immediately after the Effective Time, if so elected by such holder of record), whose Common Units were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such forms as SXE and AMID may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates or Book-Entry Units to the Exchange Agent in exchange for the Merger Consideration.

(b) Deposit. At or prior to the Closing, AMID shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Common Units whose Common Units were converted into the right to receive the Merger Consideration an amount of AMID Units (which shall be in non-certificated book-entry form) issuable upon due surrender of the Certificates or Book-Entry Units pursuant to the provisions of this Article II. Following the Effective Time, AMID agrees to make available to the Exchange Agent, from time to time as needed, cash in U.S. dollars sufficient to pay any distributions pursuant to Section 2.2(g), any AMID Units sufficient to pay any Merger Consideration and any that may be payable from time to time following the Effective Time. All cash or book-entry units representing AMID Units deposited with the Exchange Agent or representing AMID Units to be delivered pursuant to Section 2.2(h) shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(c) Exchange. Each holder of Common Units that have been converted into the right to receive the Merger Consideration upon surrender to the Exchange Agent of a Book-Entry Unit or a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto and a Certificate and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (x) the number of AMID Units representing, in the aggregate, the whole number of AMID Units that such holder has the right to receive in accordance with the provisions of this Article II and/or (y) a check denominated in U.S. dollars in the amount of cash, if any, that such holder has the right to receive pursuant to this Article II. The Merger Consideration shall be paid as promptly as practicable by mail after receipt by the Exchange Agent of the Book-Entry Unit or Certificate and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration or on any unpaid distributions payable to holders of Certificates or Book-Entry Units. Until so surrendered, each such Certificate or Book-Entry Unit shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration. The Merger Consideration paid upon surrender of Certificates or Book-Entry Units shall be deemed to have been paid in full satisfaction of all rights pertaining to the Common Units, as the case may be, formerly represented by such Certificates or Book-Entry Units.

(d) Other Payees. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition to the registration thereof that the surrendered Certificate or Book-Entry Unit shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or Book-Entry Unit or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Effective Time, there shall be no further registration on the books of SXE of transfers of Common Units. From and after the Effective Time, the holders of Certificates or Book-Entry Units representing Common Units outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Common Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Units are presented to the Exchange Agent or AMID, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the Common Unitholders 12 months after the Effective Time shall be returned to AMID, upon demand, and any such holder who has not exchanged such holder’s

Common Units for the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to AMID for delivery of the Merger Consideration as applicable, in respect of such holder’s Common Units. Notwithstanding the foregoing, AMID and SXE shall not be liable to any Common Unitholder for any Merger Consideration duly delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by Common Unitholders immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of AMID free and clear of any claims or interest of any Person previously entitled thereto.

(g) Distributions. No distributions with respect to AMID Units issued in the Merger shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until such Certificates or Book-Entry Units are surrendered as provided in this Section 2.2. Following such surrender, subject to the effect of escheat, Tax or other applicable Law, there shall be paid, without interest, to the record holder of the AMID Units, if any, issued in exchange therefor (i) at the time of such surrender, all distributions payable in respect of any such AMID Units with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the distributions payable with respect to such AMID Units with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of distributions in respect of AMID Units, all AMID Units to be issued pursuant to the Merger shall be entitled to distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(h) No Fractional Units. No certificates or scrip representing fractional AMID Units shall be issued upon the surrender for exchange of Certificates or Book-Entry Units. Notwithstanding any other provision of this Agreement, all fractional AMID Units that a holder of Common Units converted pursuant to the Merger would otherwise be entitled to receive as Merger Consideration (after taking into account all Certificates or Book-Entry Units delivered by such holder) will be aggregated and then, if a fractional AMID Unit results from that aggregation, be rounded up to the nearest whole AMID Unit.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by AMID, the posting by such Person of a bond, in such reasonable amount as AMID may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Common Units represented by such Certificate as contemplated by this Article II.

(j) Withholding Taxes. AMID and the Exchange Agent shall deduct and withhold from the consideration otherwise payable pursuant to this Agreement to a Common Unitholder such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or under any provision of applicable state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding shall be taken in AMID Units). To the extent amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts shall be treated for the purposes of this

Agreement as having been paid to the former holder of the Common Units, as applicable, in respect of whom such withholding was made. If withholding is taken in AMID Units, AMID and the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate Tax authority.

(k) Tax Characterization of the Merger. The Parties hereby acknowledge that, for U.S. federal income Tax purposes, the Merger will be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby, SXE will be the terminating partnership and AMID will be the resulting partnership and, as a result, the Merger will qualify in part for nonrecognition of gain or loss pursuant to Section 721 of the Code and will be characterized as a disguised sale transaction described in Section 707(a)(2)(B) of the Code with respect to the cash consideration, if any, and any liabilities assumed in the transaction (other than “qualified liabilities” within the meaning of Treasury Regulations Section 1.707-5(a)(6) to the extent provided in the Treasury Regulations) (the “Section 707 Consideration”). Each Party agrees to prepare and file all U.S. federal income Tax Returns in accordance with the foregoing and shall not take any position inconsistent therewith on any such Tax Return, or in the course of any audit, litigation or other proceeding with respect to U.S. federal income Taxes, except as otherwise required by applicable Laws following a final determination by a court of competent jurisdiction or other final administrative decision by an applicable Governmental Authority.

Section 2.3 Treatment of the SXE LTIP Units. Immediately prior to the Effective Time, each award of SXE LTIP Units that is then outstanding shall be fully vested and settled in the form of Common Units, provided that SXE shall withhold a portion of the Common Units that would otherwise be delivered upon vesting an amount equal to any applicable federal, state and local taxes, and the holder of such Common Units shall receive the consideration provided under Section 2.1(a) above. Any tandem dividend equivalent right issued in connection with an award of SXE LTIP Units shall be settled as soon as administratively feasible following the Effective Time. As of the Effective Time, AMID shall assume such plans for purposes of employing such plans to make grants of equity based awards on AMID Units following the Closing.

Section 2.4 Adjustments. Notwithstanding any provision of this Article II to the contrary (but without in any way limiting the covenants in Section 5.2), if between the date of this Agreement and the Effective Time the number of outstanding Common Units or AMID Units shall have been changed into a different number of units or a different class by reason of the occurrence or record date of any unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, unit combination, exchange of units or similar transaction, the Exchange Ratio shall be appropriately adjusted to reflect fully the effect of such unit dividend, subdivision, reclassification, recapitalization, split, split-up, unit distribution, unit combination, exchange of units or similar transaction and to provide the holders of Common Units the same economic effect as contemplated by this Agreement prior to such event.

Section 2.5 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SXE ENTITIES

Except as disclosed in (a) the SXE SEC Documents filed with the SEC on or after December 31, 2014 and prior to the date of this Agreement (but excluding any disclosure contained in any such SXE SEC Documents under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any historical, factual information contained within such headings, disclosures or statements)) or (b) the disclosure letter delivered by SXE to AMID (the “SXE Disclosure Schedules”) prior to the execution of this Agreement, the SXE Entities represent and warrant, jointly and severally, to the AMID Entities as follows:

Section 3.1 Organization, Standing and Power.

(a) Each of SXE, SXE GP and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on SXE (a “SXE Material Adverse Effect”).

(b) Each of SXE, SXE GP and their respective Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a SXE Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of SXE that are owned directly or indirectly by SXE have been duly authorized and validly issued and are fully paid and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 or 18-804 of the DLLCA, Sections 17-303, 17-607 or 18-704 of the DRULPA, or Sections 101.114, 101.153, 101.206, 153.102, 153.112, 153.202 and 153.210 of the TBOC) and are owned free and clear of all liens, pledges, charges, mortgages, encumbrances, options, rights of first refusal or other preferential purchase rights, adverse rights or claims and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the “blue sky” laws of the various States of the United States) (collectively, “Liens”). Except for the interests and shares of capital stock of the SXE Joint Ventures held by SXE’s joint venture partners, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by SXE.

(d) SXE has made available to AMID correct and complete copies of its certificate of limited partnership and the SXE Partnership Agreement (the “SXE Charter Documents”), and correct and complete copies of the comparable organizational documents of each of its material Subsidiaries (the “SXE Subsidiary Documents”), in each case as amended to the date of this Agreement. All such SXE Charter Documents are in full force and effect and SXE is not in violation of any of their provisions in any material respect.

Section 3.2 Capitalization.

(a) As of the close of business on October 30, 2017, SXE has no SXE Partnership Interests or other partnership interests or equity interests issued and outstanding, other than: (i) 48,614,187 Common Units; (ii) 12,213,713 Subordinated Units; (iii) 18,019,811 Class B Convertible Units; (iv) the SXE Incentive Distribution Rights; and (v) 1,609,137 SXE General Partner Units. As of the close of business on October 30, 2017, 5,325,788 SXE LTIP Units were reserved for issuance under the SXE Equity Plans. All outstanding Common Units, Subordinated Units, Class B Convertible Units, the SXE Incentive Distribution Rights and SXE General Partner Units have been duly authorized and validly issued and are fully paid, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights. Except (A) as set forth above in this Section 3.2(a) or (B) as otherwise permitted by Section 5.2(a), as of the date of this Agreement there are not, and, as of the Effective Time there will not be, any SXE Partnership Interests or other partnership interests, voting securities or other equity interests of SXE issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any SXE Partnership Interests or other partnership interests, voting securities or other equity interests of SXE, including any representing the right to purchase or otherwise receive any of the foregoing or any bond, debenture or other indebtedness having the right to vote or convertible, exchangeable or exercisable for securities having the right to vote.

(b) Except as set forth in the SXE Subsidiary Documents, none of SXE or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the future issuance or disposition of any partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of SXE. Except (i) as set forth in the SXE Charter Documents or SXE Subsidiary Documents, as in effect as of the date of this Agreement, or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards granted under SXE Equity Plan disclosed in Section 3.2(a) and outstanding as of the date of this Agreement, there are no outstanding obligations of SXE or any of its Subsidiaries to repurchase, redeem or otherwise acquire any SXE Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any SXE Partnership Interests or other partnership interests, shares of capital stock, voting securities or equity interests) of SXE or any of its Subsidiaries.

(c) SXE GP is the sole general partner of SXE. SXE GP is the sole record and beneficial owner of the SXE General Partner Interest, and such SXE General Partner Interest has been duly authorized and validly issued in accordance with applicable Law and the SXE Partnership Agreement. SXE GP owns the SXE General Partner Interest free and clear of any Liens.

Section 3.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the SXE Entities has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger, subject to obtaining the SXE Unitholder Approval for the Merger. Subject to Section 5.3(d), the execution, delivery and performance by the SXE Entities of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, have been duly authorized and approved by the SXE GP Board, which, at a meeting duly called and held, has, on behalf of SXE and SXE GP, (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) resolved to submit the Agreement to a vote of the SXE Limited Partners and (iii) resolved to recommend approval of this Agreement by the SXE Limited Partners. Except for obtaining the SXE Unitholder Approval for the approval of this Agreement, and consummation of the transactions contemplated hereby, no other entity action on the part of the SXE Entities is necessary to authorize the execution, delivery and performance by the SXE Entities of this Agreement and the consummation of the transactions contemplated hereby, including the Merger. The member of SXE GP has unanimously approved the adoption of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the SXE Entities and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the legal, valid and binding obligation of each of the SXE Entities, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding or at law or in equity).

(b) Neither the execution and delivery of this Agreement by the SXE Entities nor the consummation by the SXE Entities of the transactions contemplated hereby, nor compliance by the SXE Entities with any of the terms or provisions of this Agreement, will (i) assuming that the SXE Unitholder Approval is obtained, conflict with or violate any provision of the SXE Charter Documents, the SXE GP Charter Documents or any of the SXE Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the SXE Unitholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to SXE or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, SXE or any of its Subsidiaries under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, license, lease, contract or other agreement (including any SXE Material Contract), instrument or obligation (each, a “Contract”) or SXE Permit (including any Environmental Permit) to which SXE or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of SXE or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a SXE Material Adverse Effect.

(c) The affirmative vote or consent of the holders of (i) at least a majority of the Outstanding Common Units (excluding Common Units owned by SXE GP or its Affiliates), voting as a class, (ii) at least a majority of the Outstanding Subordinated Units, voting as a class, and (iii) at least a majority of the Outstanding Class B Convertible Units voting as a class, as required by the SXE Partnership Agreement, at the SXE Unitholders Meeting or any adjournment or postponement thereof in favor of the approval of this Agreement and the transactions contemplated hereby (the “SXE Unitholder Approval”) is the only vote or approval of the holders of any class or series of SXE Partnership Interests or other partnership interests, equity interests or capital stock of SXE or any of its Subsidiaries which is necessary to approve this Agreement and the transactions contemplated hereby.

Section  3.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, including the filing of a proxy statement with the SEC in connection with the Merger (the “Proxy Statement”), (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of, the HSR Act or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by SXE and SXE GP and the consummation by SXE and SXE GP of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in a SXE Material Adverse Effect.

Section 3.5 SXE SEC Documents; Undisclosed Liabilities.

(a) SXE and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2014 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “SXE SEC Documents”). The SXE SEC Documents, as of their respective effective dates (in the case of the SXE SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other SXE SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), as the case may be, applicable to such SXE SEC Documents, and none of the SXE SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the SXE SEC Documents. To the Knowledge of SXE, none of the SXE SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of SXE included in the SXE SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of SXE and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to SXE and its consolidated Subsidiaries, taken as a whole).

(c) SXE has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to SXE, including its consolidated Subsidiaries, required to be disclosed by SXE in the reports that it files or submits under the Exchange Act is accumulated and communicated to SXE’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by SXE in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. SXE’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to SXE’s auditors and the audit committee of the SXE GP Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect SXE’s ability to record, process, summarize and report financial data and have identified for SXE’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in SXE’s internal controls. The principal executive officer and the principal financial officer of SXE have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the SXE SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of SXE has completed its assessment of the effectiveness of SXE’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective. To the Knowledge of SXE, as of the date of this Agreement there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of SXE and its Subsidiaries as of June 30, 2017 (the “Balance Sheet Date”) (including the notes thereto) included in the SXE SEC Documents filed by SXE and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither SXE nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of SXE prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, a SXE Material Adverse Effect.

(e) Neither SXE nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among SXE and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SXE in SXE’s published financial statements or any SXE SEC Documents.

Section 3.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been a SXE Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, SXE and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither SXE nor any of its Subsidiaries has taken any action described in Section 5.2(a) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of AMID, would violate such provision.

Section 3.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of SXE, threatened) by any Governmental Authority with respect to SXE or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of SXE, threatened) against SXE or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against SXE or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, a SXE Material Adverse Effect.

Section 3.8 Compliance with Laws; Permits.

(a) SXE and its Subsidiaries are, and since the later of December 31, 2014 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable federal, state, local or foreign or provincial law, statute, tariff, ordinance, rule, regulation, judgment, order, injunction, stipulation, determination, award or decree or agency requirement of or undertaking to any

Governmental Authority, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a SXE Material Adverse Effect.

(b) SXE and its Subsidiaries are in possession of all Permits (including Environmental Permits) necessary for SXE and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “SXE Permits”), except where the failure to have any of the SXE Permits would not have, individually or in the aggregate, a SXE Material Adverse Effect. All SXE Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a SXE Material Adverse Effect. No suspension or cancellation of any of the SXE Permits is pending or, to the Knowledge of SXE, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a SXE Material Adverse Effect. SXE and its Subsidiaries are not, and since December 31, 2014 have not been, in violation or breach of, or default under, any SXE Permit, except where such violation, breach or default would not have, individually or in the aggregate, a SXE Material Adverse Effect. As of the date of this Agreement, to the Knowledge of SXE, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of SXE or any of its Subsidiaries under, any SXE Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any SXE Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a SXE Material Adverse Effect.

(c) Without limiting the generality of Section 3.8(a), SXE, each of its Subsidiaries, and, to the Knowledge of SXE, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to SXE or its Subsidiaries; (ii) has not, to the Knowledge of SXE, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of SXE, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a SXE Material Adverse Effect.

Section 3.9 Information Supplied. Subject to the accuracy of the representations and warranties of AMID set forth in Section 4.9, none of the information supplied (or to be supplied) in writing by or on behalf of SXE specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by AMID in connection with the issuance of AMID Units in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to SXE Unitholders, and at the time of the SXE

Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, SXE makes no representation or warranty with respect to information supplied by or on behalf of AMID for inclusion or incorporation by reference in any of the foregoing documents.

Section 3.10 Tax Matters.

(a) All Tax Returns that were required to be filed by or with respect to SXE or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, complete and accurate in all material respects. All items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Returns have been so included. All Taxes owed by SXE or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established

(b) There are no audits, examinations, investigations or other legal proceedings pending or threatened with respect to Taxes or with respect to any Tax Return of SXE or any of its Subsidiaries.

(c) All amounts required to be collected or withheld by SXE or any of its Subsidiaries with respect to Taxes have been timely collected or withheld and any such amounts that are required to have been remitted to any Taxing authority have been timely remitted.

(d) Neither SXE nor any of its Subsidiaries has consented to any waivers or extensions of any applicable statute of limitations for the assessment or collection of any Taxes or any due date for the filing of any Tax Return with respect to it that remain in effect.

(e) There are no Liens for Taxes upon the assets of SXE or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

(f) No assessment, deficiency or adjustment in respect of Taxes has been asserted, proposed, assessed or threatened in writing by any Tax authority against SXE or any of its Subsidiaries.

(g) No written claim has been made by a Tax authority in a jurisdiction where SXE or any of its Subsidiaries does not pay Tax or file Tax Returns that SXE or any Subsidiary is or may be subject to Taxes assessed by such jurisdiction, nor has any assertion been threatened or proposed in writing.

(h) Neither SXE nor any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any Pre-Closing Tax Period or pursuant to any agreement with any Tax authority with respect to any such taxable period.

(i) Neither SXE nor any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by SXE or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement.

(j) Neither SXE nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than SXE or any Subsidiary), as a transferee or successor, by contract, or otherwise

(k) Neither SXE nor any of its Subsidiaries has entered into any agreement or arrangement with any Tax authority that requires SXE or any of its Subsidiaries to take any action or refrain from taking any action with respect to Taxes.

(l) Neither SXE nor any of its Subsidiaries has entered into a transaction that is a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(m) Neither SXE nor any of its Subsidiaries has agreed to or could be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, prepaid amount received on or prior to the Closing Date or election under Section 108(i) of the Code.

(n) SXE and each Subsidiary that is classified as a partnership for U.S. federal income tax purposes have in effect a valid election under Section 754 of the Code

(o) SXE is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, and each Subsidiary is either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(b).

(p) Neither SXE nor any of its Subsidiaries is a “foreign person” within the meaning of Section 1445 of the Code.

(q) Neither SXE nor its Subsidiaries have any material Section 197 intangibles within the meaning of Section 197 of the Code that would be subject to the anti-churning rules of Section 197(f)(9) of the Code.

Section 3.11 Employee Benefits.

(a) Section 3.11(a) of the SXE Disclosure Schedule lists all material SXE Benefit Plans. “SXE Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination, in each case of clauses (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by SXE or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of SXE or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have a SXE Material Adverse Effect, (i) none of SXE, any of its Subsidiaries, or any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan and none of SXE, any of its Subsidiaries, or any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan, and (ii) none of SXE, any of its Subsidiaries, or any of their respective ERISA Affiliates has in the last six years sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(c) Except for such claims which would not, individually or in the aggregate, have a SXE Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of SXE, threatened (i) with respect to any SXE Benefit Plan other than claims for benefits in the ordinary course, (ii) alleging any breach of the terms of any SXE Benefit Plan or any fiduciary duties with respect thereto or (iii) with respect to any violation of any applicable Law with respect to such SXE Benefit Plan.

(d) Each SXE Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not, individually or in the aggregate, have a SXE Material Adverse Effect.

(e) Except as would not have, individually or in the aggregate, a SXE Material Adverse Effect, with respect to any SXE Benefit Plan, all contributions, premiums and other payments due from any of SXE or its Subsidiaries required by Law or any SXE Benefit Plan have been made or properly accrued under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(f) Each SXE Benefit Plan subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of SXE, SXE GP or any of their respective Subsidiaries to any severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

Section 3.12 Labor Matters.

(a) Except as would not, individually or in the aggregate, have a SXE Material Adverse Effect, none of the employees of SXE, SXE GP or any of their respective Subsidiaries is represented in his or her capacity as an employee of SXE, SXE GP or such Subsidiary by any labor organization. None of SXE, SXE GP or any such Subsidiary has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of SXE, SXE GP or any of their respective Subsidiaries, nor has SXE, SXE GP or any such Subsidiary entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees of SXE, SXE GP or any of their respective Subsidiaries.

(b) Except for such matters which would not, individually or in the aggregate, have a SXE Material Adverse Effect, none of SXE, SXE GP or any of their respective Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of SXE, SXE GP or any of their respective Subsidiaries with respect to such matters and, to the Knowledge of SXE and SXE GP, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, a SXE Material Adverse Effect, (i) there are no (and have not been during the two-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of SXE, SXE GP or any of their respective Subsidiaries, (ii) to the Knowledge of SXE and SXE GP, there is no (and has not been during the two-year period preceding the date of this Agreement) union organizing effort pending or threatened against SXE, SXE GP or any of their respective Subsidiaries, (iii) there is no (and has not been during the two-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of SXE or SXE GP, threatened against SXE, SXE GP or any of their respective Subsidiaries and (iv) there is no (and has not been during the two year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of SXE or SXE GP, threatened with respect to any employees of SXE, SXE GP or any of their respective Subsidiaries. None of SXE, SXE GP or any of their respective Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act of 1988 (the “WARN Act”) as a result of any action taken by SXE, SXE GP or any of their respective Subsidiaries that would have, individually or in the aggregate, a SXE Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, a SXE Material Adverse Effect, SXE, SXE GP and each of their respective Subsidiaries is, and during the two year period preceding the date of this Agreement has been, in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including classifications of service providers as employees and/or independent contractors).

Section 3.13 Environmental Matters. Except as would not, individually or in the aggregate, have a SXE Material Adverse Effect, (i) each of SXE and its Subsidiaries is, and since the later of December 31, 2014, and their respective dates of organization or formation, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits, (ii) there has been no release of any Hazardous Substance by SXE or any of its Subsidiaries, or to the Knowledge of SXE, any other Person in any manner that would reasonably be expected to give rise to SXE or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of SXE, threatened against SXE or any of its Subsidiaries or involving any real property currently or, to the Knowledge of SXE, formerly owned, operated or leased by or for SXE or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to SXE’s Knowledge, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by SXE or any of its Subsidiaries or as a result of any operations or activities of SXE or any of its Subsidiaries.

Section 3.14 Contracts.

(a) Section 3.14(a) of the SXE Disclosure Schedule contains a true and complete listing of the each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (which term, for purposes of this Section 3.14, shall not include any SXE Benefit Plan) to which any of SXE or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 3.14(a) being an “SXE Material Contract”).

(b) Except as would not have, individually or in the aggregate, a SXE Material Adverse Effect, (i) each SXE Material Contract is valid and binding on SXE and its Subsidiaries, as applicable, and is in full force and effect; (ii) each SXE Material Contract will continue to be valid and binding on SXE and any of its Subsidiaries, as applicable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) SXE and each of its Subsidiaries has performed all obligations required to be performed by it to date under each SXE Material Contract; (iv) neither SXE nor any of its Subsidiaries has received written notice of, or knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of SXE or any of its Subsidiaries under any such SXE Material Contract; and (v) to the Knowledge of SXE, as of the date of this Agreement no other party to any SXE Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

Section 3.15 Property.

(a) Except as would not have, individually or in the aggregate, a SXE Material Adverse Effect, SXE or a Subsidiary of SXE owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, a SXE Material Adverse Effect, all leases under which SXE or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against SXE or any of its Subsidiaries and, to the Knowledge of SXE, the counterparties thereto, in accordance with their respective terms and there is not, under any of such leases, any existing material default by SXE or any of its Subsidiaries or, to the Knowledge of SXE, the counterparties thereto, or, to the Knowledge of SXE, any event which, with notice or lapse of time or both, would become a material default by SXE or any of its Subsidiaries, or, to the Knowledge of SXE, the counterparties thereto.

(b) SXE and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except where the cost(s) of curing the failure(s) to obtain such rights-of-way would not, individually or in the aggregate, have a SXE Material Adverse Effect. Except as would not, individually or in the aggregate, have a SXE Material Adverse Effect, each of SXE and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 3.16 Intellectual Property. Either SXE or a Subsidiary of SXE owns, or is licensed or otherwise possesses adequate rights to use, all material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, and trade secrets (collectively, the “SXE Intellectual Property”) used in their respective businesses as currently conducted. Except as would not have, individually or in the aggregate, a SXE Material Adverse Effect, (i) there are no pending or, to the Knowledge of SXE, threatened claims by any Person alleging infringement or misappropriation by SXE or any of its Subsidiaries of such Person’s intellectual property, (ii) to the Knowledge of SXE, the conduct of the business of SXE and its Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person, (iii) neither SXE nor any of its Subsidiaries has made any claim of a violation or infringement, or misappropriation by others of its rights to or in connection with the SXE Intellectual Property, and (iv) to the Knowledge of SXE, no Person is infringing or misappropriating any SXE Intellectual Property.

Section 3.17 Insurance. SXE and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Section 3.17 of the SXE Disclosure Schedule lists the annual premiums paid by, or on behalf of, SXE for directors and officers liability insurance policies. None of SXE or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other material expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 3.18 Opinion of Financial Advisor. The SXE Conflicts Committee (in its capacity as such) has received the opinion of Jefferies LLC (the “SXE Conflicts Committee Financial Advisor”), dated the date of the meeting of the SXE Conflicts Committee at which the SXE Conflicts Committee approved this Agreement, to the effect that, as of such date and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement was fair, from a financial point of view, to the Unaffiliated Common Unitholders.

Section 3.19 Brokers and Other Advisors. Except for the financial advisors set forth on Section 3.19 of the SXE Disclosure Schedule and the SXE Conflicts Committee Financial Advisor (the “SXE Brokers”), the fees and expenses of which are to be treated as “Transaction Expenses” or “SXE Transaction Expenses” in accordance with the Holdings Contribution Agreement, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of SXE or any of its Subsidiaries. SXE has heretofore made available to AMID a summary of any broker, finder or financial advisory fees payable by SXE to the SXE Brokers in connection with the Merger, provided that other than the fees described in such summary, there is no other compensation payable, or any other obligations, to the SXE Brokers in connection with the Merger or any other transaction on behalf of SXE and its Affiliates.

Section 3.20 State Takeover Statutes. The action of the SXE GP Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws and any applicable provision of the SXE Partnership Agreement. There is no unitholder rights plan in effect, to which SXE is a party or otherwise bound.

Section 3.21 Regulatory Matters.

(a) Except as set forth on Schedule 3.21 of the SXE Disclosure Schedules, none of SXE or any of its Subsidiaries owns or operates facilities subject to the Federal Energy Regulatory Commission under the Natural Gas Act, 15 U.S.C. § 717, et seq. (the “NGA”) or the Natural Gas Policy Act of 1978, 15 U.S.C. § 3301, et seq. (the “NGPA”), and there are no proceedings pending, or to the Knowledge of SXE, threatened, alleging that SXE or any of its Subsidiaries is in material violation of the NGA, or the NGPA.

(b) None of SXE or any of its Subsidiaries nor any of the services provided by SXE or any of its Subsidiaries are subject to regulation by the Federal Energy Regulatory Commission pursuant to the Interstate Commerce Act, 49 U.S.C. App. § 1, et seq. (1988) (“ICA”), and there are no Proceedings pending, or to the Knowledge of SXE, threatened, alleging that SXE or any of its Subsidiaries is in material violation of the ICA.

Section 3.22 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the SXE Entities nor any other Person makes or has made any express or implied representation or warranty with respect to SXE GP, SXE or its Subsidiaries or with respect to any other information provided to the AMID Entities in connection with the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, none of the SXE Entities nor any other Person will have or be subject to any liability or other obligation to any of the AMID Entities or any other Person resulting from the distribution to any of the AMID Entities (including their Representatives), or any of the AMID Entities’ (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the AMID Entities in any “data rooms” or management presentations in expectation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE AMID ENTITIES

Except as disclosed in (a) the AMID SEC Documents filed with the SEC on or after December 31, 2014 and prior to the date of this Agreement (but excluding any disclosure contained in any such AMID SEC Documents under the heading “Risk Factors” or “Forward-Looking Information” or similar heading (other than any historical, factual information contained within such headings, disclosures or statements)) or (b) the disclosure letter delivered by AMID to SXE (the “AMID Disclosure Schedules”) prior to the execution of this Agreement, the AMID Entities represent and warrant, jointly and severally, to the SXE Entities as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of AMID, AMID GP and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on AMID (a “AMID Material Adverse Effect”).

(b) Each of AMID, AMID GP and their respective Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have an AMID Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of AMID that are owned directly or indirectly by AMID have been duly authorized and validly issued and are fully paid and nonassessable (except as such nonassessability may be affected by Sections 18-303, 18-607 or 18-804 of the DLLCA, Sections 17-303, 17-607 or 18-704 of the DRULPA, Sections 101.114, 101.153, 101.206, 153.102, 153.112, 153.202 or 153.210 of the TBOC or similar Laws of the States of Georgia, Nevada, Alabama, Oklahoma, Maryland or Louisiana) and are owned free and clear of all Liens. Except for the interests and shares of capital stock of the AMID Joint Ventures held by AMID’s joint venture partners, all such interests and shares of capital stock of each Subsidiary are owned directly or indirectly by AMID.

(d) AMID has made available to SXE correct and complete copies of the AMID Charter Documents and correct and complete copies of the comparable organizational documents of each of its material Subsidiaries (the “AMID Subsidiary Documents”), in each case as amended to the date of this Agreement. All such AMID Charter Documents are in full force and effect and AMID is not in violation of any of their provisions in any material respect.

Section  4.2 Capitalization.

(a) As of the close of business on October 27, 2017, the issued and outstanding limited partner interests and general partner interests of AMID consisted of (i) 52,684,359 AMID Units, (ii) 10,563,915 Series A Units representing limited partner interests in AMID (“AMID Series A Units”), (iii) 8,792,205 Series C Units representing limited partner interests in AMID (“AMID Series C Units”), (iv) 5,004,692 Common Units reserved for issuance under any AMID Equity Plans, (v) the AMID Incentive Distribution Rights and (vi) 953,931 AMID General Partner Units representing the general partner interest in AMID (“AMID GP Interest”). There are no issued and outstanding Series B Units representing limited partner interests in AMID or Series D Units representing limited partner interests in AMID. Section 4.2(a) of the AMID Disclosure Schedule sets forth the number of AMID Units that were issuable pursuant to employee and director equity plans of AMID (“AMID Equity Plans”) as of October 27, 2017, including the number of AMID Units that were subject to outstanding awards under the AMID Equity Plans as of such date. All outstanding AMID Units, AMID Series A Units, AMID Series C Units, AMID General Partner Units and the AMID Incentive Distribution Rights have been duly authorized and validly issued and are fully paid, nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights. Except (A) as set forth above in this Section 4.2(a), or (B) as otherwise permitted by Section 5.2(b), as of the date of this Agreement there are not, and as of the Effective Time there will not be, any AMID Partnership Interests or other limited partnership interests, voting securities or other equity interests of AMID issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any AMID Partnership Interests or other partnership interests, voting securities or other equity interests of AMID, including any representing the right to purchase or otherwise receive any of the foregoing or any bond, debenture or other indebtedness having the right to vote or convertible, exchangeable or exercisable for securities having the right to vote.

(b) Except as set forth in the AMID Subsidiary Documents, none of AMID or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the future issuance or disposition of any partnership interests, shares of capital stock, voting securities or equity interests of any Subsidiary of AMID. Except (i) as set forth in the AMID Charter Documents or AMID Subsidiary Documents, as in effect as of the date of this Agreement or (ii) in connection with the vesting, settlement or forfeiture of, or Tax withholding with respect to, any equity or equity-based awards outstanding as of the date of this Agreement, there are no outstanding obligations of AMID or any of its Subsidiaries to repurchase, redeem or otherwise acquire any AMID Partnership Interests or other limited partnership interests, shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any AMID Partnership Interests or other limited partnership interests, shares of capital stock, voting securities or equity interests) of AMID or any of its Subsidiaries.

(c) AMID GP is the sole general partner of AMID. AMID GP is the sole record and beneficial owner of the AMID GP Interest, and such AMID GP Interest has been duly authorized and validly issued in accordance with applicable Law and the AMID Partnership Agreement. AMID GP owns the AMID GP Interest free and clear of any Liens.

Section 4.3 Authority; Noncontravention; Voting Requirements.

(a) Each of the AMID Entities has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by the AMID Entities of this Agreement, the Holdings Contribution Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized and approved by all requisite partnership or limited liability company action on the part of each of the AMID Entities. At a meeting duly called and held, the AMID GP Board unanimously approved this Agreement, the Holdings Contribution Agreement and the transactions contemplated hereby and thereby, including the Merger and the Holdings Contribution, and no other entity action on the part of the AMID Entities is necessary to authorize the execution, delivery and performance by the AMID Entities of this Agreement and the Holdings Contribution Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Holdings Contribution. This Agreement and the Holdings Contribution Agreement have been duly executed and delivered by the applicable AMID Entities and, assuming due authorization, execution and delivery of this Agreement and the Holdings Contribution Agreement by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of the applicable AMID Entities, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding or at law or in equity).

(b) Neither the execution and delivery of each of this Agreement and the Holdings Contribution Agreement by the AMID Entities, nor the consummation by the AMID Entities of the transactions contemplated hereby and thereby, nor compliance by the AMID Entities with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the AMID Charter Documents, the AMID GP Charter Documents, or any of the AMID Subsidiary Documents, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, (x) violate any Law, judgment, writ or injunction of any Governmental Authority applicable to AMID or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, AMID or any of its Subsidiaries under any of the terms, conditions or provisions of any Contract or AMID Permit (including any Environmental Permit) to which AMID or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of AMID or any of its Subsidiaries, except, in the case of clauses (ii)(x) and (ii)(y), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have an AMID Material Adverse Effect.

(c) None of the AMID Entities or any of their respective Subsidiaries holds any limited partner interests, capital stock, voting securities or equity interests of SXE or any of its Subsidiaries, or holds any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such limited partner interests, shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such limited partner interests, shares of capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any such limited partner interests, shares of capital stock, voting securities or equity interests.

Section 4.4 Governmental Approvals. Except for (i) filings required under, and compliance with other applicable requirements of, the Exchange Act and the Securities Act, including the filing of the Registration Statement and the Proxy Statement with the SEC, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) filings required under, and compliance with other applicable requirements of, the HSR Act or (iv) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by AMID and the consummation by AMID of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to result in an AMID Material Adverse Effect.

Section 4.5 AMID SEC Documents; Undisclosed Liabilities.

(a) AMID and its Subsidiaries have filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed by them with the SEC since December 31, 2014 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “AMID SEC Documents”). The AMID SEC Documents, as of their respective effective dates (in the case of the AMID SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other AMID SEC Documents), or, if amended, as finally amended prior to the date of this Agreement, complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, applicable to such AMID SEC Documents, and none of the AMID SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the AMID SEC Documents. To the Knowledge of AMID, none of the AMID SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements of AMID included in the AMID SEC Documents as of their respective dates (if amended, as of the date of the last such amendment) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as indicated in the notes thereto) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of AMID and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, cash flows and changes in partners’ equity for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments, none of which has been or will be, individually or in the aggregate, material to AMID and its consolidated Subsidiaries, taken as a whole).

(c) AMID has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to AMID, including its consolidated Subsidiaries, required to be disclosed by AMID in the reports that it files or submits under the Exchange Act is accumulated and communicated to AMID’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by AMID in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. AMID’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to AMID’s auditors and the audit and risk committee of the AMID GP Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect AMID’s ability to record, process, summarize and report financial data and have identified for AMID’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in AMID’s internal controls. The principal executive officer and the principal financial officer of AMID have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the AMID SEC Documents, and the statements contained in such certifications were complete and correct when made. The management of AMID has completed its assessment of the effectiveness of AMID’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective. To the Knowledge of AMID, as of the date of this Agreement, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Except (i) as reflected or otherwise reserved against on the balance sheet of AMID and its Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the AMID SEC Documents filed by AMID and publicly available prior to the date of this Agreement, (ii) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (iii) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated hereby, neither AMID nor any of its Subsidiaries has any liabilities or obligations of any nature (whether or not accrued or contingent), that would be required to be reflected or reserved against on a consolidated balance sheet of AMID prepared in accordance with GAAP or the notes thereto, other than as have not and would not reasonably be expected to have, individually or in the aggregate, an AMID Material Adverse Effect.

(e) Neither AMID nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among AMID and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, AMID in AMID’s published financial statements or any AMID SEC Documents.

Section 4.6 Absence of Certain Changes or Events.

(a) Since the Balance Sheet Date, there has not been an AMID Material Adverse Effect.

(b) Since the Balance Sheet Date, (i) except for this Agreement and the transactions contemplated hereby, AMID and its Subsidiaries have carried on and operated their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither AMID nor any of its Subsidiaries has taken any action described in Section 5.2(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of SXE, would violate such provision.

Section 4.7 Legal Proceedings. There are no investigations or proceedings pending (or, to the Knowledge of AMID, threatened) by any Governmental Authority with respect to AMID or any of its Subsidiaries or actions, suits or proceedings pending (or, to the Knowledge of AMID, threatened) against AMID or any of its Subsidiaries or any of their respective properties, at law or in equity before any Governmental Authority, and there are no orders, judgments or decrees of any Governmental Authority against AMID or any of its Subsidiaries, in each case except for those that would not reasonably be expected to have, individually or in the aggregate, an AMID Material Adverse Effect.

Section  4.8 Compliance with Laws; Permits.

(a) AMID and its Subsidiaries are, and since the later of December 31, 2014 and their respective dates of incorporation, formation or organization have been, in compliance with and are not in default under or in violation of any applicable Laws, except where such non-compliance, default or violation would not have, individually or in the aggregate, an AMID Material Adverse Effect.

(b) AMID and its Subsidiaries are in possession of all Permits (including Environmental Permits) necessary for AMID and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “AMID Permits”), except where the failure to have any of the AMID Permits would not have, individually or in the aggregate, an AMID Material Adverse Effect. All AMID Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, an AMID Material Adverse Effect. No suspension or cancellation of any of the AMID Permits is pending or, to the Knowledge of AMID, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, an AMID Material Adverse Effect. AMID and its Subsidiaries are not, and since December 31, 2014 have not been, in violation or breach of, or default under, any AMID Permit, except where such violation, breach or default would not have, individually or in the aggregate, an AMID Material Adverse Effect. As of the date of this Agreement, to the Knowledge of AMID, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of AMID or any of its Subsidiaries under, any AMID Permit, or has caused (or would cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any AMID Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, an AMID Material Adverse Effect.

(c) Without limiting the generality of Section 4.8(a), AMID, each of its Subsidiaries, and, to the Knowledge of AMID, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to AMID or its Subsidiaries; (ii) has not, to the Knowledge of AMID, been given written notice by any Governmental Authority of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of AMID, is not being (and has not been) investigated by any Governmental Authority except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, an AMID Material Adverse Effect.

Section  4.9 Information Supplied. Subject to the accuracy of the representations and warranties of SXE set forth in Section 3.9, none of the information supplied (or to be supplied) in writing by or on behalf of AMID specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the Proxy Statement will, on the date it is first mailed to SXE Unitholders, and at the time of the SXE Unitholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act or Exchange Act, as applicable. Notwithstanding the foregoing, AMID makes no representation or warranty with respect to information supplied by or on behalf of SXE for inclusion or incorporation by reference in any of the foregoing documents.

Section 4.10 Tax Matters.

(a) All Tax Returns that were required to be filed by or with respect to AMID or any of its Subsidiaries have been duly and timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, complete and accurate in all material respects. All items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Returns have been so included. All Taxes owed by AMID or any of its Subsidiaries that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established.

(b) There are no audits, examinations, investigations or other legal proceedings pending or threatened with respect to Taxes or with respect to any Tax Return of AMID or any of its Subsidiaries.

(c) All amounts required to be collected or withheld by AMID or any of its Subsidiaries with respect to Taxes have been timely collected or withheld and any such amounts that are required to have been remitted to any Taxing authority have been timely remitted.

(d) Neither AMID nor any of its Subsidiaries has consented to any waivers or extensions of any applicable statute of limitations for the assessment or collection of any Taxes or any due date for the filing of any Tax Return with respect to it that remain in effect.

(e) There are no Liens for Taxes upon the assets of AMID or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings.

(f) No assessment, deficiency or adjustment in respect of Taxes has been asserted, proposed, assessed or threatened in writing by any Tax authority against AMID or any of its Subsidiaries.

(g) No written claim has been made by a Tax authority in a jurisdiction where AMID or any of its Subsidiaries does not pay Tax or file Tax Returns that AMID or any Subsidiary is or may be subject to Taxes assessed by such jurisdiction, nor has any assertion been threatened or proposed in writing.

(h) Neither AMID nor any of its Subsidiaries will be required to include any amount in income for any taxable period as a result of a change in accounting method for any Pre-Closing Tax Period or pursuant to any agreement with any Tax authority with respect to any such taxable period.

(i) Neither AMID nor any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by AMID or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement.

(j) Neither AMID nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return or has any liability for the Taxes of any Person (other than AMID or any Subsidiary), as a transferee or successor, by contract, or otherwise.

(k) Neither AMID nor any of its Subsidiaries has entered into any agreement or arrangement with any Tax authority that requires AMID or any of its Subsidiaries to take any action or refrain from taking any action with respect to Taxes.

(l) Neither AMID nor any of its Subsidiaries has entered into a transaction that is a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(m) Neither AMID nor any of its Subsidiaries has agreed to or could be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, prepaid amount received on or prior to the Closing Date or election under Section 108(i) of the Code.

(n) AMID and each Subsidiary that is classified as a partnership for U.S. federal income tax purposes have in effect a valid election under Section 754 of the Code.

(o) AMID is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code and has been properly treated as such since its formation, and each of its Subsidiaries is either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(b).

(p) Neither AMID nor any of its Subsidiaries is a “foreign person” within the meaning of Section 1445 of the Code.

Section 4.11 Employee Benefits.

(a) Section 4.11(a) of the AMID Disclosure Schedule lists all material AMID Benefit Plans. “AMID Benefit Plans” means (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (ii) all other compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not subject to ERISA, including, cash or equity or equity-based, employment, retention, change of control, health, medical, dental, disability, accident, life insurance, vacation, severance, retirement, pension, savings, or termination, in each case of clauses (i) and (ii) that are sponsored, maintained, contributed to or required to be contributed to by AMID or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of AMID or its Subsidiaries.

(b) Except as would not, individually or in the aggregate, have an AMID Material Adverse Effect, (i) none of AMID, any of its Subsidiaries, or any of their respective ERISA Affiliates contributes to, is required to contribute to, or has in the last six years contributed to or been required to contribute to a Multiemployer Plan and none of AMID, any of its Subsidiaries, or any of their respective ERISA Affiliates has incurred any “withdrawal liability” (within the meaning of Section 4201 of ERISA) to a Multiemployer Plan that has not been satisfied in full or has (or is reasonably expected to have) any other current or contingent liability with respect to any Multiemployer Plan, and (ii) none of AMID, any of its Subsidiaries, or any of their respective ERISA Affiliates has in the last six years sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any current or contingent liability with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(c) Except for such claims which would not, individually or in the aggregate, have an AMID Material Adverse Effect, no action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action is pending or, to the Knowledge of AMID, threatened (i) with respect to any AMID Benefit Plan other than claims for benefits in the ordinary course, (ii) alleging any breach of the material terms of any AMID Benefit Plan or any fiduciary duties with respect thereto or (iii) with respect to any violation of any applicable Law with respect to such AMID Benefit Plan.

(d) Each AMID Benefit Plan has been maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code, except for such non-compliance which would not, individually or in the aggregate, have an AMID Material Adverse Effect.

(e) Except as would not have, individually or in the aggregate, an AMID Material Adverse Effect, with respect to any AMID Benefit Plan, all contributions, premiums and other payments due from any of AMID or its Subsidiaries required by Law or any AMID Benefit Plan have been made or properly accrued under any such plan to any fund, trust or account established thereunder or in connection therewith by the due date thereof.

(f) Each AMID Benefit Plan subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time-to-time.

(g) The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former employee, consultant or officer of AMID, AMID GP or any of their respective Subsidiaries to any severance pay, retention bonuses, parachute payments, non-competition payments, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due any such employee, consultant or officer, (iii) result in any forgiveness of indebtedness or obligation to fund benefits with respect to any such employee, director or officer or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

Section 4.12 Labor Matters.

(a) Except as would not, individually or in the aggregate, have an AMID Material Adverse Effect, none of the employees of AMID, AMID GP or any of their respective Subsidiaries is represented in his or her capacity as an employee of AMID, AMID GP or such Subsidiary by any labor organization. None of AMID, AMID GP or any such Subsidiary has recognized any labor organization, nor has any labor organization been elected as the collective bargaining agent of any employees of AMID, AMID GP or any of their respective Subsidiaries, nor has AMID, AMID GP or any such Subsidiary entered into any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any employees of AMID, AMID GP or any of their respective Subsidiaries.

(b) Except for such matters which would not, individually or in the aggregate, have an AMID Material Adverse Effect, none of AMID, AMID GP or any of their respective Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of AMID, AMID GP or any of their respective Subsidiaries with respect to such matters and, to the Knowledge of AMID and AMID GP, no such investigation is in progress. Except for such matters which would not have, individually or in the aggregate, an AMID Material Adverse Effect, (i) there are no (and have not been during the two-year period preceding the date of this Agreement) strikes or lockouts with respect to any employees of AMID, AMID GP or any of their respective Subsidiaries, (ii) to the Knowledge of AMID and AMID GP, there is no (and has not been during the two-year period preceding the date of this Agreement) union organizing effort pending or threatened against AMID, AMID GP or any of their respective Subsidiaries, (iii) there is no (and has not been during the two-year period preceding the date of this Agreement) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of AMID or AMID GP, threatened against AMID, AMID GP or any of their respective Subsidiaries and (iv) there is no (and has not been during the two year period preceding the date of this Agreement) slowdown, or work stoppage in effect or, to the Knowledge of AMID or AMID GP, threatened with respect to any employees of AMID, AMID GP or any of their respective Subsidiaries. None of AMID, AMID GP or any of their respective Subsidiaries has any liabilities under the WARN Act as a result of any action taken by AMID, AMID GP or any of their respective Subsidiaries that would have, individually or in the aggregate, an AMID Material Adverse Effect. Except for such non-compliance which would not have, individually or in the aggregate, an AMID Material Adverse Effect, AMID, AMID GP and each of their respective Subsidiaries is, and during the two year period preceding the date of this Agreement has been, in compliance with all applicable Laws in respect of employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health (including classifications of service providers as employees and/or independent contractors).

Section 4.13 Environmental Matters. Except as would not, individually or in the aggregate, have an AMID Material Adverse Effect: (i) each of AMID and its Subsidiaries is, and, since December 31, 2014, has been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Environmental Permits, (ii) there has been no release of any Hazardous Substance by AMID or any of its

Subsidiaries, or to the Knowledge of AMID, any other Person in any manner that would reasonably be expected to give rise to AMID or any of its Subsidiaries incurring any remedial obligation or corrective action requirement under applicable Environmental Laws, (iii) there are no investigations, actions, suits or proceedings pending or, to the Knowledge of AMID, threatened against AMID or any of its Subsidiaries or involving any real property currently or, to the Knowledge of AMID, formerly owned, operated or leased by or for AMID or any Subsidiary alleging noncompliance with or liability under, any Environmental Law and (iv) to the Knowledge of AMID, no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law, from any properties owned or operated by AMID or any of its Subsidiaries or as a result of any operations or activities of AMID or any of its Subsidiaries.

Section 4.14 Contracts.

(a) Section 4.14(a) of the AMID Disclosure Schedule contains a true and complete listing of the each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (which term, for purposes of this Section 4.14, shall not include any AMID Benefit Plan) to which any of AMID or its Subsidiaries is a party in effect on the date of this Agreement (each Contract that is described in this Section 4.14(a) being an “AMID Material Contract”).

(b) Except as would not have, individually or in the aggregate, an AMID Material Adverse Effect: (i) each AMID Material Contract is valid and binding on AMID and any of its Subsidiaries, as applicable, and is in full force and effect; (ii) each AMID Material Contract will continue to be valid and binding on AMID and any of its Subsidiaries, as applicable, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) AMID and each of its Subsidiaries has performed all obligations required to be performed by it to date under each AMID Material Contract; (iv) neither AMID nor any of its Subsidiaries has received written notice of, or knows of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of AMID or any of its Subsidiaries under any such AMID Material Contract; and (v) to the Knowledge of AMID, as of the date of this Agreement no other party to any AMID Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by any such other party thereunder.

Section  4.15 Property.

(a) Except as would not have, individually or in the aggregate, an AMID Material Adverse Effect, AMID or a Subsidiary of AMID owns and has good title to all of its owned real property (other than severed oil, gas and/or mineral rights and other hydrocarbon interests) and good title to all its owned personal property, and has valid leasehold interests in all of its leased real properties (other than hydrocarbon interests) free and clear of all Liens, in each case, sufficient to conduct their respective businesses as currently conducted (except in all cases for Liens permissible under or not prohibited by any applicable material loan agreements and indentures (together with all related mortgages, deeds of trust and other security agreements)). Except as would not have, individually or in the aggregate, an AMID Material Adverse Effect, all leases under which AMID or any of its Subsidiaries lease any real or personal property (other than hydrocarbon interests) are valid and effective against AMID or any of its Subsidiaries and, to the Knowledge of AMID, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases, any existing material default by AMID or any of its Subsidiaries or, to the Knowledge of AMID, the counterparties thereto, or, to the Knowledge of AMID, any event which, with notice or lapse of time or both, would become a material default by AMID or any of its Subsidiaries, or, to the Knowledge of AMID, the counterparties thereto.

(b) AMID and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except where the cost(s) of curing the failure(s) to obtain such such rights-of-way, would not, individually or in the aggregate, have an AMID Material Adverse Effect. Except as would not, individually or in the aggregate, have an AMID Material Adverse Effect, each of AMID and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

Section 4.16 Brokers and Other Advisors. Except for Deutsche Bank Securities Inc., the fees and expenses of which will be paid by AMID, no broker, investment banker or financial advisor is entitled to any broker’s, finder’s or financial advisor’s fee or commission, or the reimbursement of expenses, in connection with the Merger or the transactions contemplated hereby based on arrangements made by or on behalf of AMID or any of its Subsidiaries.

Section 4.17 Regulatory Matters.

(a) None of AMID or any of its Subsidiaries owns or operates facilities subject to the NGA or the NGPA, and there are no proceedings pending, or to the Knowledge of AMID, threatened, alleging that AMID or any of its Subsidiaries is in material violation of the NGA, or the NGPA.

(b) None of AMID or any of its Subsidiaries nor any of the services provided by AMID or any of its Subsidiaries are subject to regulation by the Federal Energy Regulatory Commission pursuant to the ICA, and there are no Proceedings pending, or to the Knowledge of AMID, threatened, alleging that AMID or any of its Subsidiaries is in material violation of the ICA.

Section 4.18 Financing. On the Closing Date, AMID shall have sufficient cash, borrowing availability under its credit facilities, available lines of credit or other sources of immediately available funds (in Dollars) to pay in full the amount set forth in the Payoff Letters pursuant to Section 5.15.

Section 4.19 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the AMID Entities nor any other Person makes or has made any express or implied representation or warranty with respect to AMID GP, AMID or its Subsidiaries or with respect to any other information provided to the SXE Entities in connection with the Merger, the Holdings Contribution or the transactions contemplated hereby or by the Holdings Contribution Agreement. Without limiting the generality of the foregoing, neither the AMID Entities nor any other Person will have or be subject to any liability or other obligation to any of the SXE Entities or any other Person resulting from the distribution to any of the SXE Entities (including their Representatives), or any of the SXE Entities’ (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the SXE Entities in any “data rooms” or management presentations in expectation of the Merger.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Preparation of the Registration Statement and the Proxy Statement; SXE Unitholders Meeting.

(a) As soon as practicable following the date of this Agreement, SXE and AMID shall prepare and AMID shall file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of SXE and AMID shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated hereby. SXE shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the SXE Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Registration Statement will be made by AMID, and no filing of, or amendment or supplement to, the Proxy Statement will be made by SXE, without providing the other Party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to SXE or AMID, or any of their respective Affiliates, directors or officers, is discovered by SXE or AMID that should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be jointly prepared and promptly filed with the SEC and, to the extent required by Law, disseminated to the SXE Unitholders. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement and the Registration Statement, or the transactions contemplated hereby and (ii) all orders of the SEC relating to the Registration Statement.

(b) SXE shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the SXE Unitholders (the “SXE Unitholders Meeting”) for the purpose of obtaining the SXE Unitholder Approval. Subject to Section 5.3, SXE shall, through the SXE GP Board, recommend to the SXE Unitholders approval of this Agreement (the “SXE Board Recommendation”). Unless the SXE GP Board has effected a SXE Adverse Recommendation Change in accordance with Section 5.3, SXE shall use its reasonable best efforts to solicit from the SXE Unitholders proxies in favor of the Merger and to take all other action necessary or advisable to secure the SXE Unitholder Approval. The Proxy Statement shall include, subject to Section 5.3, the SXE Board Recommendation. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 7.1, SXE shall submit this Agreement for approval by the SXE Unitholders at such SXE Unitholders Meeting. Notwithstanding anything in this Agreement to the contrary, SXE may postpone or adjourn the SXE Unitholders Meeting (i) to solicit additional proxies for the purpose of obtaining the SXE Unitholder Approval, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that SXE has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SXE Unitholders prior to the SXE Unitholders Meeting, or (iv) if SXE has delivered any notice contemplated by Section 5.3(c) and the time periods contemplated by Section 5.3(c) have not expired.

Section 5.2 Conduct of Business.

(a) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the SXE Disclosure Schedule, (iii) as required by applicable Law, or (iv) as consented to in writing (including by e-mail) by AMID (which consent shall not be unreasonably withheld, delayed or conditioned) (or deemed consented to by AMID as provided in the last sentence of this Section 5.2(a)), during the period from the date of this Agreement until the Effective Time, SXE shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to (A) preserve intact its business organization and assets; (B) keep available the services of its current officers and key employees; (C) keep in full force and effect all material SXE Permits; and (D) comply in material respects with all applicable Laws. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(a) of the SXE Disclosure Schedule, (iii) as required by applicable Law, or (iv) as consented to in writing (including by e-mail) by AMID (which consent shall not be unreasonably withheld, delayed or conditioned) (or deemed consented to by AMID as provided in the last sentence of this Section 5.2(a)), during the period from the date of this Agreement to the Effective Time, SXE shall not, and shall not permit its Subsidiaries to:

(i) (A) issue, sell, grant, set aside, dispose of, accelerate the vesting of, modify, or otherwise subject to any Lien as applicable, any SXE Securities, (B) redeem, purchase or otherwise acquire any SXE Securities including pursuant to contracts as in effect on the date hereof, other than with respect to any equity or equity-based awards granted under any SXE Equity Plan outstanding as of the date of this Agreement, (C) declare, set aside for payment or pay any distribution or dividends on any SXE Securities (other than the issuance of Class B PIK Units pursuant to the SXE

Partnership Agreement, or distributions from wholly owned Subsidiaries of SXE to its parent), or (D) split, combine, subdivide or reclassify or otherwise amend the terms of any SXE Securities;

(ii) (A) incur, refinance (or enter into a “keep well” or similar agreement with respect to such indebtedness), assume or guarantee any indebtedness for borrowed money, or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, other than (1) borrowings under the SXE Credit Facilities, or any replacements thereof, in the ordinary course of business consistent with past practice; provided that (x) borrowings outstanding from time to time under the SXE Revolving Credit Agreement, or any replacements thereof, shall not exceed the available Liquidity (as defined in the SXE Revolving Credit Agreement) under the SXE Revolving Credit Agreement and (y) borrowings outstanding from time to time under the SXE Term Loan, or any replacements thereof, shall not exceed an amount equal to the outstanding borrowings thereunder as of the date hereof plus $10,000,000; (2) intercompany borrowings from SXE or any of its Subsidiaries, (3) repayments of borrowings from any of SXE or its Subsidiaries by any of SXE or its Subsidiaries, (4) non-convertible Qualifying Notes (as defined in the Investment Agreement) issued to one or more Sponsors (as defined in the Backstop Letter) in exchange for cash as required by the Investment Agreement, Backstop Letter or pursuant to an investment in SXE that reduces the Committed Amount (as defined in the Investment Agreement), in an initial aggregate principal amount not in excess of $15,000,000, which, in each case, shall reduce the amount of borrowings permitted to be incurred under clause (1) of this Section 5.2(a)(ii) on a dollar for basis, whether through a reduction in available Liquidity, a reduction in commitments under the SXE Revolving Credit Agreement or otherwise (without duplication, plus any paid-in-kind interest in respect of such Qualifying Notes, and (5) guarantees by any SXE or its Subsidiaries of indebtedness of any SXE or its Subsidiaries, or (B) except as permitted pursuant to clause (A) above, repay, prepay or repurchase any long-term indebtedness for borrowed money or debt securities of any of SXE or its Subsidiaries (other than (x) revolving indebtedness, (y) borrowings from any of SXE or its Subsidiaries or (z) repayments or repurchases required pursuant to the terms of such indebtedness or debt security as in effect on the date hereof and listed in Section 5.2(a)(ii) of the SXE Disclosure Schedule);

(iii) sell, transfer, lease, license, subject to any Lien or otherwise dispose of (including pursuant to a sale leaseback transaction or an asset securitization transaction) any of its properties or assets with a fair market value in excess of $500,000 individually or $1,000,000 in the aggregate, except (A) pursuant to contracts in force at the date of this Agreement and listed in Section 5.2(a)(iii) of the SXE Disclosure Schedule, (B) dispositions of obsolete or worthless equipment, (C) transactions involving sales of crude oil, natural gas, condensates, natural gas liquids and other produced hydrocarbons and minerals made in the ordinary course of business consistent with past practice or (D) intercompany sales, transfers, leases or other disposals to any of SXE or its Subsidiaries;

(iv) make any capital expenditure or capital expenditures (which shall include, any investments by contribution to capital, property transfers, purchase of securities or otherwise) in excess of $1,000,000 in the aggregate, except for (A) any capital expenditures approved by the SXE GP Board and included in the budget of SXE provided to AMID prior to the date hereof as set forth on Section 5.2(a)(iv) of the SXE Disclosure Schedule, (B) any capital expenditures set forth in Section 5.2(a) of the SXE Disclosure Schedule or (C) as may be reasonably required to conduct emergency operations, repairs or replacements on any well, pipeline, or other facility;

(v) directly or indirectly (A) acquire or agree to acquire by merging or consolidating with, or by purchasing all of or a substantial equity interest in or material assets of, making an investment in or loan or capital contribution to or by any other manner, any Person or division, business or equity interest of any Person or (B) enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement that would restrict or limit, in any material respect, the operations of SXE and its Subsidiaries;

(vi) assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans, advances or capital contributions to, or investments in, any other Person (other than (A) travel, relocation expenses and similar expenses or advances to its employees in the ordinary course of business consistent with past practice), (B) intercompany loans and advances among SXE and its Subsidiaries or (C) trade credit granted in the ordinary course of business consistent with past practice);

(vii) (A) except (1) for Contracts relating to indebtedness for borrowed money permitted under Section 5.2(a)(ii), (2) for commodity derivative instruments entered into in compliance with SXE’s Risk Management Policy and (3) for contracts permitted under clause (E), enter into any contract or agreement that would be a SXE Material Contract if in existence as of the date of this Agreement; (B) modify or amend in any material respect or terminate any SXE Material Contract; (C) waive any material rights under any SXE Material Contract; (D) release any Person from, or modify or waive any provision of, any standstill, confidentiality or similar agreement, in each case, related to a sale of SXE or any of its material Subsidiaries; or (E) enter into, amend or modify any contract that involves a future or potential liability or receivable, as the case may be, in excess of $1,000,000 and has a term greater than one year and cannot be cancelled by SXE or any of its Subsidiaries without penalty or further payment and without more than 90-days’ notice;

(viii) except as provided in Section 5.2(a)(viii) of the SXE Disclosure Schedule or as required by the terms, as of the date hereof, of any SXE Benefit Plan, (A) increase the compensation of any executive officer or management level employee, or pay any bonus or incentive compensation, (B) grant any new equity or non-equity based compensation award, (C) except in the ordinary course of business consistent with past practice, (x) enter into, establish, amend or terminate any SXE Benefit Plan or any other agreement or arrangement which would be a SXE Benefit Plan if it were in effect on the date of this Agreement, (y) accelerate the vesting or payment of, or increase the amount of, any compensation or benefits under any SXE Benefit Plan or (z) fund any SXE Benefit Plan or trust relating thereto, or (D) grant, award, or otherwise provide for the payment of change of control bonuses (not including the payment of the change of control bonus set forth in, and in accordance with, the Confidential Disclosure Letter);

(ix) (A) change its fiscal year or any material method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any amended Tax Return, or (E) surrender any right to claim a refund for Taxes, (F) enter into an arrangement with any Governmental Authority with respect to Taxes, (G) consent to an extension of the statute of limitations applicable to any Tax claim or assessment, (H) take any action or fail to take any action that would reasonably be expected to cause any of SXE or its Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes to be treated as a corporation for such purposes, or (I) engage in any activity or conduct any business in a manner that would cause less than 90% of the gross income of SXE for any calendar quarter since its formation to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(x) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(xi) amend or otherwise change, or authorize or propose to amend or otherwise change, any SXE Charter Documents;

(xii) adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of SXE);

(xiii) other than in the ordinary course of business consistent with past practice, cancel, compromise, waive or release any right or claim in a manner or with an effect that is, individually or in the aggregate, adverse to SXE and its Subsidiaries, taken as a whole, in any material respect;

(xiv) (A) permit the lapse (without renewal or replacement) of any existing material policy of insurance relating to the assets, operations and activities of SXE or its Subsidiaries or (B) renew or replace any existing insurance policy for a premium that is in excess of 105% of the premium for such policy as of the date hereof or that is for a term in excess of 12 months;

(xv) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;

(xvi) (A) commence any suit, action, proceeding or material claims (other than with respect to any suit, action claim or proceeding against AMID or any of its Affiliates) or (B) except in the ordinary course of business consistent with past practice, pay, discharge, settle or satisfy any suit, action, claims or proceeding, provided that such actions do not result in the payment or incurrence of liabilities or obligations by SXE or its Subsidiaries of an amount in excess of $500,000 individually or $1,000,000 in the aggregate, and do not include any equitable remedies or other restrictions binding on SXE beyond such cash settlement; or

(xvii) agree, in writing or otherwise, to take any of the foregoing actions.

If SXE requests AMID’s consent in writing (including by e-mail) in accordance with Section 8.9 with additional notice to Eric Kalamaras and Louis Dorey or such other individual as AMID shall designate in writing to SXE (the “Designated AMID Representatives”), with respect to any of the actions described in Section 5.2(a)(vii), and AMID does not provide SXE with a written consent or denial of consent with respect thereto within five Business Days after such request is sent to the Designated AMID Representatives, AMID shall be deemed to have consented to such action; provided that if AMID reasonably requests additional information within such five Business Day period, then AMID shall not be deemed to have consented to such action unless AMID does not provide SXE with a written consent or denial of consent with respect thereto within five Business Days after all such requested information shall have been provided to the Designated AMID Representatives.

(b) Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the AMID Disclosure Schedule, (iii) as required by applicable Law or (iv) as consented to in writing by SXE (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the Effective Time, AMID shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to (A) preserve intact its business organization and assets; (B) keep available the services of its current officers and key employees; (C) keep in full force and effect all material AMID Permits; and (D) comply in material respects with all applicable Laws. Without limiting the generality of the foregoing, except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the AMID Disclosure Schedule, (iii) as required by applicable Law, or (iv) as consented to in writing by SXE (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement to the Effective Time, AMID shall not, and shall not permit its Subsidiaries to:

(i) (A) Except for (y) distributions by a direct or indirect Subsidiary of AMID to its parent or (z) AMID’s regular quarterly distributions and associated distributions to the AMID GP, declare, set aside for payment or pay any distribution on any AMID Units or other AMID Partnership Interests, or otherwise make any payments to the AMID Unitholders in their capacity as such; or (B) split, combine, subdivide or reclassify any of its limited partnership units or other interests;

(ii) make any material changes in financial accounting methods, principles or practices (or change an annual accounting period), except insofar as may be required by a change in GAAP or applicable Law;

(iii) except as otherwise in connection with the Merger, amend the AMID Charter Documents in any manner that would reasonably be expected to (A)

prohibit or materially impede or delay the Merger or the consummation of the other transactions contemplated by this Agreement, or (B) adversely affect in a material way the rights of holders of its securities or the securities of any other Party hereto;

(iv) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization (other than transactions exclusively between wholly owned Subsidiaries of AMID) that would (A) prevent or materially impede or delay the ability of the Parties to satisfy any of the conditions to, or the consummation of the transactions set forth in this Agreement or (B) adversely affect in a material way the rights of holders of the securities of any Party hereto;

(v) take any action that would in any material respect impede or delay the ability of the Parties to satisfy any of the conditions to the transactions contemplated hereby, in each case to a date after the Outside Date;

(vi) change its fiscal year or any material method of Tax accounting, (B) make, change or revoke any material Tax election, (C) take any action or fail to take any action that would reasonably be expected to cause any of AMID or its material Subsidiaries that is treated as a partnership for U.S. federal income Tax purposes to be treated as a corporation for such purposes, or (D) engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of AMID for any calendar quarter since its formation to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code; or

(vii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3 No Solicitation.

(a) SXE and SXE GP shall, and SXE shall cause its Subsidiaries and use reasonable best efforts to cause SXE’s and its Subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a SXE Alternative Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of SXE or its Subsidiaries and immediately prohibit any access by any Person (other than AMID and its Representatives) to any physical or electronic data room relating to a possible SXE Alternative Proposal. Except as permitted by this Section 5.3, (x) SXE and SXE GP shall not, and SXE shall cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly (i) solicit, initiate, knowingly facilitate, knowingly encourage (including by way of furnishing confidential information) or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute the submission of a SXE Alternative Proposal, (ii) grant approval to any Person under clause (iii) of the provision in the definition of “Outstanding” in the SXE Partnership Agreement, (iii) enter into any confidentiality agreement, merger agreement, letter of intent, agreement in principle, unit purchase agreement, asset purchase agreement or unit exchange agreement, option agreement or other similar agreement relating to a SXE Alternative

Proposal or (iv) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to AMID, the SXE Board Recommendation or publicly recommend the approval or adoption of, or publicly approve or adopt, or propose to publicly recommend, approve or adopt, any SXE Alternative Proposal and (y) within ten business days of receipt of a written request of AMID following the receipt by SXE of any SXE Alternative Proposal, SXE shall publicly reconfirm the SXE Board Recommendation; provided that AMID shall not be permitted to make such request on more than one occasion in respect of each SXE Alternative Proposal and each material modification to a SXE Alternative Proposal, if any (the taking of any action described in clause (x)(iv) or the failure to take the action described in clause (y) being referred to as an “SXE Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by SXE’s Subsidiaries or Representatives shall be deemed to be a breach of this Section 5.3 by SXE unless such violation is committed without the Knowledge of SXE and SXE uses its reasonable best efforts to promptly cure such violation once SXE is made aware of such violation.

(b) In addition to the other obligations of SXE set forth in this Section 5.3, SXE shall promptly advise AMID, orally and in writing, and in no event later than 48 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, SXE in respect of any SXE Alternative Proposal, and shall, in any such notice to AMID, indicate the identity of the Person making such proposal, offer, inquiry or other contact and the material terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep AMID reasonably informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and SXE shall promptly provide AMID with copies of any additional written materials received by SXE or that SXE has delivered to any third party making a SXE Alternative Proposal that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

(c) Notwithstanding any other provision of this Agreement, at any time prior to obtaining the SXE Unitholder Approval, the SXE GP Board (upon the recommendation of the SXE Conflicts Committee) may effect a SXE Adverse Recommendation Change in response to a SXE Designated Proposal or a SXE Changed Circumstance if the SXE GP Board, after consultation with SXE GP’s financial advisor and outside legal counsel, determines in good faith that the failure to take such action would not be in the best interest of SXE and would be inconsistent with its duties under the SXE Partnership Agreement and applicable Law and:

(i) if the SXE GP Board intends to effect such SXE Adverse Recommendation Change in response to a SXE Designated Proposal:

(A) such SXE Alternative Proposal is bona fide, in writing and has not been withdrawn or abandoned;

(B) the SXE GP Board has determined, after consultation with SXE GP’s outside legal counsel and financial advisors, that such SXE Alternative Proposal constitutes a SXE Designated Proposal;

(C) SXE has provided prior written notice to AMID in accordance with Section 8.9 (the “SXE Designated Proposal Notice”) of the SXE GP Board’s intention to effect a SXE Adverse Recommendation Change, and such SXE Designated Proposal Notice has specified the identity of the Person making such SXE Alternative Proposal, the material terms and conditions of such SXE Alternative Proposal, and complete copies of any written proposal or offers (including proposed agreements) received by SXE in connection with such SXE Alternative Proposal;

(D) during the period that commences on the date of delivery of the SXE Designated Proposal Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time on the date that is the fifth calendar day following the date of such delivery (the “SXE Designated Proposal Notice Period”), SXE shall (1) negotiate with AMID in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the SXE GP Board not to effect a SXE Adverse Recommendation Change; and (2) keep AMID reasonably informed with respect to the status and changes in the material terms and conditions of such SXE Alternative Proposal or other change in circumstances related thereto; provided, however, that any material revisions to such SXE Alternative Proposal (it being agreed that any change in the form, amount or timing of payment of consideration in such SXE Alternative Proposal shall be deemed a material revision) shall require delivery of a subsequent SXE Designated Proposal Notice and a subsequent SXE Designated Proposal Notice Period in respect of such revised SXE Alternative Proposal, except that such subsequent SXE Designated Proposal Notice Period shall expire upon the later of (x) the end of the initial SXE Designated Proposal Notice Period and (y) 11:59 p.m. Central time on the date that is the third calendar day following the date of the delivery of such subsequent SXE Designated Proposal Notice; and

(E) the SXE GP Board shall have considered all revisions to the terms of this Agreement offered in writing by AMID and, at the end of the SXE Designated Proposal Notice Period, shall have determined in good faith, after consultation with SXE GP’s financial advisor and outside legal counsel, that (i) such SXE Alternative Proposal continues to constitute a SXE Designated Proposal even if such revisions were to be given effect and (ii) failure to effect a SXE Adverse Recommendation Change would not be in the best interest of SXE and would be inconsistent with its duties under the SXE Partnership Agreement and applicable Law even if such revisions were to be given effect; or

(ii) if the SXE GP Board intends to effect such SXE Adverse Recommendation Change in response to a SXE Changed Circumstance:

(A) SXE has provided prior written notice to AMID in accordance with Section 8.9 (the “SXE Recommendation Change Notice”) of the SXE GP Board’s intention to effect a SXE Adverse Recommendation Change, and such SXE Recommendation Change Notice has specified the details of such SXE Changed Circumstance and the reasons for the SXE Adverse Recommendation Change;

(B) during the period that commences on the date of delivery of the SXE Recommendation Change Notice as determined in accordance with Section 8.9 and ends at 11:59 p.m. Central time on the date that is the fifth calendar day following the date of such delivery (the “SXE Recommendation Change Notice Period”), SXE shall (i) negotiate with AMID in good faith to make such adjustments to the terms and conditions of this Agreement as would permit the SXE GP Board not to effect a SXE Adverse Recommendation Change; and (ii) keep AMID reasonably informed of any change in circumstances related thereto; and

(C) the SXE GP Board shall have considered all revisions to the terms of this Agreement offered in writing by AMID and, at the end of the SXE Recommendation Change Notice Period, shall have determined in good faith, after consultation with SXE GP’s financial advisor and outside legal counsel, that the failure to effect a SXE Adverse Recommendation Change would not be in the best interest of SXE and would be inconsistent with its duties under the SXE Partnership Agreement and applicable Law even if such revisions were to be given effect.

(d) Nothing contained in this Agreement shall prevent SXE or the SXE GP Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a SXE Alternative Proposal if the SXE GP Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Law; provided that any SXE Adverse Recommendation Change may only be made in accordance with Section 5.3(d). For the avoidance of doubt, a public statement that describes SXE’s receipt of a SXE Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed to be a violation of this Section 5.3 or a SXE Adverse Recommendation Change.

Section 5.4 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the AMID Entities, on the one hand, and the SXE Entities, on the other hand, shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other in doing, all things, necessary, proper or advisable under applicable Law to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully with any Governmental Authority all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) and maintain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or seek to have vacated, lifted, reversed or rescinded any injunction or restraining order or other order that prohibits, prevents, restricts or otherwise adversely affects the ability of the Parties to consummate the transactions contemplated hereby and (iv) obtain all necessary consents, approvals or waivers from third parties.

(b) In furtherance and not in limitation of the foregoing, (i) each Party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing (if required) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 business days after the date of this Agreement (unless a later date is mutually agreed to by the Parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.4 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as soon as practicable (and in any event no later than the Outside Date); and (ii) SXE and AMID shall each use its reasonable best efforts to (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that such transaction may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transaction.

(c) Each of the Parties hereto shall use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby, including by providing the other Parties documents, information and a reasonable opportunity to review and comment thereon in advance, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby, including any proceeding initiated by a private Person, (ii) promptly inform the other Party of (and supply to the other Party) any communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated hereby, (iii) consult with the other Party prior to taking any material position with respect to the filings under the HSR Act or any other Antitrust Law, or in discussions with or filings to be submitted to any Governmental Authority or prior to entering into any agreement with any Governmental Authority, (iv) permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Authority with respect to filings under the HSR Act or any other Antitrust Law, (v) coordinate with the other Party in preparing and exchanging such information and promptly provide the other Party (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to the transactions contemplated hereby under the HSR Act or any other Antitrust Law and (iv) consult with the other Party in advance of any meeting or teleconference with any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and teleconferences. AMID shall have the principal responsibility for devising and implementing the strategy for obtaining any clearances required under any Antitrust Law in connection with the transactions contemplated hereby and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances, provided, however, that AMID shall consult in advance with SXE and in good faith take SXE’s views into account regarding the overall strategy. Subject to Section 5.6(b), the Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.4 in a manner so as to preserve the applicable privilege.

(d) AMID and SXE (including by causing their respective Subsidiaries) agree to use their reasonable best efforts to (x) resolve any objections that a Governmental Authority or other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and (y) avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority with respect to the transactions contemplated hereby, in each case, so as to enable the Closing to occur as promptly as practicable and in any event no later than the Outside Date. Notwithstanding the foregoing, this clause (d) shall not impose any requirement on AMID or SXE to (i) to dispose, transfer, or separate any assets or operations, (ii) limit AMID’s freedom of action with respect to, or its ability to consolidate and control, SXE or any of their assets or businesses or any of AMID’s or its Affiliates’ other assets or businesses or (iii) limit AMID’s ability to acquire or hold, or exercise full rights of ownership with respect to, SXE.

Section 5.5 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by AMID and SXE. Thereafter, neither SXE nor AMID shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by any applicable listing agreement with the NYSE or other national securities exchange as determined in the good faith judgment of the Party proposing to make such release (in which case such Party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other Party); provided, however, that (a) SXE shall not be required by this Section 5.5 to consult with any other Party with respect to a public announcement in connection with a SXE Adverse Recommendation Change but nothing in this clause (a) shall limit any obligation of SXE under Section 5.1 or Section 5.3; provided, further, that each Party and their respective controlled affiliates may make statements that are consistent with statements made in previous press releases, public disclosures or public statements made by AMID or SXE in compliance with this Section 5.5.

Section 5.6 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each Party shall, and shall cause each of its Subsidiaries to afford to the other Party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives. Each Party shall furnish promptly to the other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other Party may reasonably request (including information necessary to prepare the Proxy Statement). No Parties’ access hereunder shall include the collection or analysis of samples, or any invasive or subsurface investigation of property without the other Parties’ prior written consent, which consent may be withheld or conditioned in the other Parties’ sole discretion. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of March 9, 2017, between AMID and Southcross Holdings (as it may be amended from time to time, the “AMID Confidentiality Agreement”), each Party and its Representatives shall hold information received from the other Party pursuant to this Section 5.6 in confidence in accordance with the terms of the AMID Confidentiality Agreement.

(b) This Section 5.6 shall not require either Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel, which may be in-house counsel) of such Party would reasonably be expected to result in (A) any violation of any contract or Law to which such Party or its Subsidiaries is a Party or is subject or cause any privilege (including attorney-client privilege) that such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such Party’s good faith judgment (after consultation with counsel, which may be in-house counsel) adversely affect in any material respect such Party’s position in any pending or, what such Party believes in good faith (after consultation with counsel, which may be in-house counsel) could be, future litigation or (B) if such Party or any of its Subsidiaries, on the one hand, and the other Party or any of its Subsidiaries, on the other hand, are adverse Parties in a litigation, such information being reasonably pertinent thereto; provided that, in the case of clause (A), the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel))

reasonably be likely to result in the violation of any such contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which appropriately designated Representatives of the other Party shall be provided access to such information; provided, further, that the Party being requested to disclose the information shall (x) notify the other Party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other Party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 5.6(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third Party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(c) No investigation, or information received, pursuant to this Section 5.6 will modify any of the representations and warranties of the Parties hereto.

(d) If the SXE Entities on the one hand or the AMID Entities on the other hand exercise rights of access under this Section 5.6 or otherwise (the “Inspecting Parties”), or conduct examinations or inspections under this Section 5.6 or otherwise, then (i) such access, examination and inspection will be at the Inspecting Parties’ sole risk, cost and expense and such Inspecting Parties waive and release, on behalf of themselves and each Person undertaking any such examination or inspection on their behalf, all damages, losses, liabilities, fines, penalties and expenses (including reasonable attorneys’ fees) and other claims against the other Parties and their partners and members and their Affiliates and the respective employees, directors, officers, attorneys, contractors, Representatives and agents of such Persons (collectively the “Inspection Indemnitees”) arising in any way therefrom or in any way related thereto and (ii) except to the extent of an Inspection Indemnitee’s gross negligence or willful misconduct, the Inspecting Parties will indemnify, defend and hold harmless the Inspection Indemnitees from and against any and all damages, losses, liabilities, fines, penalties and expenses (including reasonable attorneys’ fees) and other claims of any kind or character arising out of the granting of any such access or the undertaking of any such examination or inspection. THE FOREGOING RELEASE AND INDEMNIFICATION WILL APPLY WHETHER OR NOT SUCH DAMAGES, LOSSES, LIABILITIES, FINES, PENALTIES AND EXPENSES (INCLUDING REASONABLE ATTORNEYS’ FEES) OR OTHER CLAIMS ARISE OUT OF (A) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF THE INSPECTION INDEMNITEES OR (B) STRICT LIABILITY. Notwithstanding any provision to the contrary contained in this Agreement, the provisions of this Section 5.6 will survive the termination of this Agreement pursuant to Article VII and the Closing.

Section 5.7 Notification of Certain Matters. SXE shall give prompt notice to AMID, and AMID shall give prompt notice to SXE, of (i) any notice or other communication received by such Party from any Governmental Authority in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent is reasonably likely to be material to SXE or AMID, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries and that relate to the transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VI and (iv) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VI; provided that, in the case of clauses (iii) and (iv), the failure to comply with this Section 5.7 shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VI, or give rise to any right to terminate this Agreement under Article VII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

Section 5.8 Indemnification and Insurance.

(a) For purposes of this Section 5.8, (i) “Indemnified Person” shall mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of SXE, SXE GP or any of their respective Subsidiaries and also with respect to any such Person, in their capacity as a director, officer, manager, employee, member, trustee or fiduciary of another corporation, company, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with SXE) serving at the request of or on behalf of SXE, SXE GP or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators and (ii) “Proceeding” shall mean any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, suit, proceeding or investigation results in a formal civil or criminal litigation or regulatory action.

(b) From and after the Effective Time, to the fullest extent that SXE, SXE GP or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person, AMID, AMID GP and the Surviving Entity, jointly and severally, agree to honor the provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the SXE Charter Documents and comparable governing instruments of SXE GP and any Subsidiary of SXE or SXE GP as of the date hereof and ensure that the organizational documents of the Surviving Entity and AMID GP shall, for a period of six years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers and agents of SXE, SXE GP and their respective Subsidiaries than are set forth in the SXE Charter Documents and comparable governing instruments of SXE GP (it being acknowledged and agreed that the provisions of the AMID Charter Documents and comparable governing instruments of SXE GP in effect as of the date hereof are no less favorable with respect to indemnification, advancement of expenses and exculpation of such Persons than are in the SXE Charter Documents and comparable governing instruments of SXE GP as of the date hereof). Any right of indemnification of an Indemnified Person pursuant to this Section 5.8(b) shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein.

(c) SXE, SXE GP or its controlling Affiliate shall, prior to the closing of the Holdings Contribution Agreement, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such; provided that the cost of such “tail policy” shall be borne as set forth in the Holdings Contribution Agreement and in no event shall the cost of such policy exceed the Maximum Amount. The “Maximum Amount” shall be an amount per year equal to 300% of current annual premiums allocated to SXE or SXE GP and set forth in Section 5.8(c) of the SXE Disclosure Schedule for the current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Closing Date with respect to the Indemnified Persons.

(d) The rights of any Indemnified Person under this Section 5.8 shall be in addition to any other rights such Indemnified Person may have under the organizational documents of SXE, SXE GP, the Surviving Entity, AMID, AMID GP, the DRULPA or the DLLCA. The provisions of this Section 5.8 shall survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.8 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If the Surviving Entity, AMID GP or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of the Surviving Entity or AMID GP, as the case may be, shall assume the obligations of the Surviving Entity and AMID GP set forth in this Section 5.8.

Section 5.9 Securityholder Litigation. SXE shall give AMID the opportunity to participate in the defense or settlement of any securityholder litigation against SXE and/or its officers and directors relating to the transactions contemplated hereby; provided that SXE shall in any event have principal responsibility for such defense (subject to Section 5.2(a)(xvi)) and shall not be required to provide information if doing so would be reasonably expected to threaten the loss of any attorney-client privilege or other applicable legal privilege. SXE shall not enter into any settlement agreement in respect of any securityholder litigation against the SXE and/or its directors or officers relating to the Merger or any of the other transactions contemplated hereby without AMID’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.10 Fees and Expenses. All fees and expenses incurred in connection with the transactions contemplated hereby including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses, except AMID and SXE shall each bear and pay one-half of the expenses incurred in connection with payment of filing fees under the HSR Act and the filing, printing and mailing of the Registration Statement and Proxy Statement (other than the filing fee payable to the SEC in connection with the Registration Statement, which shall be borne solely by AMID).

Section 5.11 Section 16 Matters. Prior to the Effective Time, AMID and SXE shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Common Units (including derivative securities with respect to Common Units) or acquisitions of AMID Units (including derivative securities with respect to AMID Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SXE, or will become subject to such reporting requirements with respect to AMID, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Listing. AMID shall cause the AMID Units to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

Section 5.13 Distributions. After the date of this Agreement until the Effective Time, each of AMID and SXE shall coordinate with the other regarding the declaration of any distributions in respect of AMID Units or Common Units, Class B Convertible Units, Subordinated Units and SXE LTIP Units and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Common Units, Class B Convertible Units, Subordinated Units or SXE LTIP Units shall not receive, for any quarter, distributions both in respect of Common Units, Class B Convertible Units, Subordinated Units or SXE LTIP Units and also distributions in respect of AMID Units that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter either: (i) only distributions in respect of Common Units, Class B Convertible Units, Subordinated Units or SXE LTIP Units or (ii) only distributions in respect of AMID Units that they receive in exchange therefor in the Merger.

Section 5.14 Employee Matters.

(a) AMID shall (i) for the six-month period immediately following the Closing Date, treat each employee of SXE, SXE GP or any of their respective Subsidiaries as of the Closing who continues employment with AMID, AMID GP or any of their respective Subsidiaries following the Closing (a “SXE Employee”), equally to similarly situated employees of AMID, AMID GP or their respective Subsidiaries with respect to compensation and employee benefits, or, with respect to certain SXE Employees, provide for continued participation under certain SXE Benefit Plans, and (ii) for the 12-month period immediately following the Closing Date, cause SXE, SXE GP and each of their respective Subsidiaries to comply with the terms of the Southcross Energy Partners GP LLC Employee Protection Plan. No provision of this Agreement shall be construed as a guarantee of continued employment of any SXE Employee and this Agreement shall not be construed so as to prohibit AMID, AMID GP or any of their respective Subsidiaries from having the right to terminate the employment of any SXE Employee, provided that any such termination is effected in accordance with applicable Law.

(b) To the extent any SXE Employees become eligible to participate in any AMID Benefit Plans, AMID shall use commercially reasonably efforts to, and it shall cause its Affiliates (including SXE GP and its Subsidiaries) to use commercially reasonable efforts to, cause each of the AMID Benefit Plans to give each SXE Employee full credit (for all purposes, including eligibility to participate, vesting, vacation or PTO entitlement and severance benefits) for all service with SXE, SXE GP or any of their respective Subsidiaries prior to the Closing Date; provided, however, that (i) such service need not be credited to the extent it would result in a duplication of benefits, and (ii) such service credit shall not be given with respect to benefit accruals under any defined benefit pension plan. In addition, AMID shall use commercially reasonable efforts to, and it shall cause its Affiliates (including SXE GP and its Subsidiaries) to use commercially reasonable efforts to (x) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the AMID Benefit Plans, and (y) credit the expenses of such SXE Employees that were credited toward deductibles or out-of-pocket limits for the SXE Benefit Plans for the plan year up to the Closing Date against satisfaction of any deductibles or out-of-pocket limits for the AMID Benefit Plans for periods following the Closing Date.

(c) The provisions of this Section 5.14 are for the sole benefit of the Parties hereto and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any person (including any SXE Employee), other than the Parties to this Agreement and their respective successors and permitted assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.14. Nothing contained herein, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement (including any AMID Benefit Plan or SXE Benefit Plan); (ii) shall alter or limit AMID or AMID GP’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement (including any AMID Benefit Plan or SXE Benefit Plan); or (iii) is intended to confer upon any SXE Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(d) Within 30 days preceding the Closing, SXE GP shall take all necessary action to terminate and liquidate the SXE Non-Employee Director Deferred Compensation Plan (the “DCP”) pursuant to Treasury Regulations Section 1.409A-3(j)(4)(ix) (in accordance with the DCP’s terms, as amended to permit a lump sum payout in the form of a cash payment).

Section 5.15 SXE Credit Facilities; Backstop Letter.

(a) With respect to the SXE Credit Facilities, at least five business days prior to the Closing Date, SXE shall provide to AMID (i) a payoff letter (the “Lender Payoff Letter”), which will provide the dollar amount of all indebtedness required to be paid under the SXE Credit Facilities in order to fully pay off the SXE Credit Facilities as of the Closing and to release all Liens and guarantees thereunder upon such payment, executed by the applicable administrative agent for the lenders (and, to the extent of any consent needed by any lenders or by any other Person that is the beneficiary of any Liens securing the SXE Credit Facilities, by such lenders or other such Person) under the respective SXE Credit Facilities on terms and conditions reasonably satisfactory to AMID GP, such terms to include either (A) the administrative agent’s (on behalf of the lenders and any other Person that is the beneficiary of any Liens securing the SXE Credit Facilities) affirmative covenant to file all necessary UCC and Lien terminations within five business days following the Closing Date, or (B) such administrative agent’s (on behalf of the lenders and any other Person that is the beneficiary of any Liens securing the SXE Credit Facilities) express authorization for the AMID Entities to have any such documents filed on behalf of the administrative agent, lenders or any other Person that is the beneficiary of any Lien securing the SXE Credit Facilities, and (ii) to the extent such agreements have not otherwise been terminated prior to such date, evidence of the consent of Wells Fargo Bank, N.A., as administrative agent under the SXE Revolving Credit Agreement, to terminate the Investment Agreement and the Backstop Letter upon the receipt of payment all amounts set forth in the Lender Payoff Letter and pursuant to Section 6.3(c) hereof.

(b) In the event Qualifying Notes (as defined in the Investment Agreement) shall have been issued in accordance with Section 5.2(a)(ii) pursuant to the Investment Agreement, Backstop Letter or an investment in SXE that reduces the Committed Amount (as defined in the Investment Agreement), at least five business days prior to the Closing Date SXE shall provide to AMID a payoff letter (the “Qualifying Notes Payoff Letter”, and together with the Lender Payoff Letter, the “Payoff Letters”), which will provide the dollar amount of indebtedness required to be paid under the Qualifying Notes in order to fully pay off such Qualifying Notes as of the Closing, executed by Southcross Holdings and/or the Sponsors (as defined in the Backstop Letter), as applicable, on terms and conditions reasonably satisfactory to AMID GP and the applicable Sponsors (as defined in the Backstop Letter).

Section  5.16 Tax Matters. The Parties shall, to the extent permissible under applicable Law, treat the combined businesses of AMID and SXE as a single activity for purposes of Section 469 of the Code.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) SXE Unitholder Approval. The SXE Unitholder Approval shall have been obtained in accordance with applicable Law, the certificate of limited partnership of SXE and the SXE Partnership Agreement;

(b) Regulatory Approval. Any waiting period applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated hereby or making the consummation of the transactions contemplated hereby illegal;

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and

(e) Unit Listing. The AMID Units deliverable to the SXE Unitholders as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f) Holdings Contribution. The Holdings Contribution shall have closed in accordance with the terms of the Holdings Contribution Agreement.

(g) Tax Opinions.

(i) AMID shall have received an opinion of Gibson, Dunn & Crutcher LLP dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, (A) AMID should not recognize any income or gain as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code), (B) no gain or loss should be recognized by AMID Unitholders as a result of the Merger with respect to any AMID Units held by such AMID Unitholder (other than any gain resulting from (w) any decrease in partnership liabilities pursuant to Section 752 of the Code, (x) any liabilities incurred other than in the ordinary course of business of AMID or its Subsidiaries, (y) any disposition or deemed disposition of non-pro rata Merger Consideration, or (z) relating to an AMID Unit received for property or services other than cash), and (C) AMID is classified as a partnership for U.S. federal income tax purposes. In rendering such opinion, Gibson, Dunn & Crutcher LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of the AMID Entities and SXE and any of their respective Affiliates as to such matters as Gibson, Dunn & Crutcher LLP may reasonably request.

(ii) SXE shall have received an opinion of Locke Lord LLP dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, except to the extent that the Section 707 Consideration causes the Merger to be treated as a disguised sale, and except to the extent amounts are deducted and withheld by AMID or the Exchange Agent pursuant to Section 2.2(j) (A) no gain or loss should be recognized by SXE Unitholders holding Common Units, Subordinated Units or Class B Convertible Units (other than Common Units, Subordinated Units, Class B Convertible Units or other equity interests in SXE held by Southcross Holdings or an Affiliate, Subsidiary or partner thereof or AMID or any of its Affiliates) as a result of the Merger with respect to any Common Units, Subordinated Units or Class B Convertible Units held by such SXE Unitholder (other than any gain resulting from (x) any actual or constructive distribution of cash, including as a result of any decrease in partnership liabilities pursuant to Section 752 of the Code, (y) the receipt of any Merger Consideration that is not pro rata with the other holders of the same class of units (other than units held by Southcross Holdings or an Affiliate, Subsidiary or partner thereof or AMID or any of its Affiliates) or (z) any liabilities incurred other than in the ordinary course of business of SXE or its Subsidiaries); provided that such opinion shall not extend to any SXE Unitholder who acquired Common Units, Subordinated Units or Class B Convertible Units from SXE in exchange for property or services other than cash, and (B) SXE is classified as a partnership for U.S. federal income tax purposes. In rendering such opinion, Locke Lord LLP shall be entitled to receive and rely upon representations, warranties and covenants of officers of the AMID Entities and SXE and any of their respective Affiliates as to such matters as Locke Lord LLP may reasonably request.

Section 6.2 Conditions to Obligations of AMID to Effect the Merger. The obligations of AMID to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of SXE contained in Section 3.3(a), Section 3.3(c) and Section 3.6(a), shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of SXE contained in Section 3.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of SXE set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “SXE Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a SXE Material Adverse Effect. AMID shall have received a certificate signed on behalf of SXE by an executive officer of SXE to such effect.

(b) Performance of Obligations of the SXE Entities. The SXE Entities shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and AMID shall have received a certificate signed on behalf of SXE by an executive officer of SXE to such effect.

Section 6.3 Conditions to Obligation of SXE to Effect the Merger. The obligation of SXE to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of AMID contained in Section 4.3(a), Section 4.3(c) and Section 4.6(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of AMID contained in Section 4.2(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of AMID set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “AMID Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, an AMID Material Adverse Effect. SXE shall have received a certificate signed on behalf of AMID by an executive officer of AMID to such effect.

(b) Performance of Obligations of the AMID Entities. The AMID Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and SXE shall have received a certificate signed on behalf of AMID by an executive officer of AMID to such effect.

(c) SXE Credit Facilities; Backstop Letter. Contemporaneously with or prior to the Closing, AMID shall have paid or caused to be paid on behalf of SXE, (i) to such account or accounts as designated in the Lender Payoff Letter by the applicable lender or administrative agent and in accordance with the terms of the Lender Payoff Letter, the dollar amount of all indebtedness and any other amounts required to be paid under the SXE Credit Facilities in order to fully pay off the SXE Credit Facilities, and (ii) as applicable, to such account or accounts as designated in the Qualifying Notes Payoff Letter by Southcross Holdings and/or the Sponsors (as defined in the Backstop Letter), as applicable, and in accordance with the terms of the Qualifying Notes Payoff Letter, the dollar amount of all indebtedness and any other amounts required to be paid under the Qualifying Notes (as defined in the Investment Agreement) in order to fully pay off such Qualifying Notes.

Section  6.4 Frustration of Closing Conditions. None of SXE or any of the AMID Entities may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, or other breach of or noncompliance with this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of SXE and AMID duly authorized by each of the SXE GP Board and the AMID GP Board, respectively.

(b) by either of SXE or AMID:

(i) if the Closing shall not have been consummated on or before June 1, 2018 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available (x) to a Party if the inability to satisfy such condition was due to the failure of such party to perform any of its obligations under this Agreement or (y) to a Party if the other Party has filed (and is then pursuing) an action seeking specific performance as permitted by Section 8.8;

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a Party if such Restraint was due to the failure of such Party to perform any of its obligations under this Agreement; or

(iii) if the SXE Unitholders Meeting shall have concluded and the SXE Unitholder Approval shall not have been obtained; or

(c) by AMID:

(i) if a SXE Adverse Recommendation Change shall have occurred;

(ii) if SXE shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of SXE set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b) and (B) is incapable of being cured, or is not cured by SXE within 30 days following receipt of written notice from AMID of such breach or failure; provided that AMID shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if AMID is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b); or

(d) by SXE if AMID shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement (or if any of the representations or warranties of AMID set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) or (b) and (B) is incapable of being cured, or is not cured, by AMID within 30 days following receipt of written notice from SXE of such breach or failure; provided, that SXE shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if SXE is then in breach of any of the first three sentences of Section 5.1(b) or Section 5.3 or in breach of any of its other representations, warranties, covenants or agreements contained in this Agreement, which breach or failure would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) or (b).

(e) In addition to the foregoing, this Agreement shall be automatically terminated without further action of any Party upon the termination of the Holdings Contribution Agreement.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other Party or Parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in Section 5.6(d), Section 5.10, Section 7.2 and Section 7.3 and in the last sentence of Section 5.6(a), and the provisions in Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any AMID Entity or SXE Entity or their respective directors, officers and Affiliates, except (a) SXE or AMID may have liability as provided in Section 7.3, and (b) nothing shall relieve any Party hereto from any liability or damages for any failure to consummate the Merger and the other transactions contemplated hereby when required pursuant to this Agreement or any Party from liability for fraud or a Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement.

Section 7.3 Fees and Expenses.

(a) In the event that (A) a SXE Alternative Proposal shall have been publicly proposed or publicly disclosed prior to, and not withdrawn at the time of, the date of the SXE Unitholders Meeting (or, if the SXE Unitholders Meeting shall not have occurred, and such SXE Alternative Proposal shall have not been withdrawn prior to the termination of this Agreement pursuant to Section 7.1(b)(i) [Outside Date]), (B) this Agreement is terminated by SXE or AMID pursuant to Section 7.1(b)(i) [Outside Date] or Section 7.1(b)(iii) [Failed SXE Unitholder Vote], and (C) SXE enters into a definitive agreement with respect to, or consummates, any SXE Alternative Proposal within 12 months after the date this Agreement is terminated (whether or not such SXE Alternative Proposal is the same SXE Alternative Proposal referred to in clause (A)), then SXE shall pay to AMID a termination fee equal to $2,000,000, less any AMID Expenses previously paid by SXE pursuant to Section 7.3(e) (the “SXE Termination Fee”), upon the earlier of the public announcement that SXE has entered into such definitive agreement or the consummation of any such transaction; provided, that the payment by SXE of the SXE Termination Fee pursuant to this Section 7.3 shall not relieve SXE from any liability or damage resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in Section 5.1 or Section 5.3 hereof or fraud. For purposes of this Section 7.3(a), the term “SXE Alternative Proposal” shall have the meaning assigned to such term in Section 8.13, except that the references to “25% or more” shall be deemed to be references to “50% or more.”

(b) In the event this Agreement is terminated by AMID pursuant to Section 7.1(c)(i) [SXE Adverse Recommendation Change], then SXE shall pay to AMID, within two business days after the date of termination, the SXE Termination Fee.

(c) Any payment of the SXE Termination Fee shall be made in cash by wire transfer of same day funds to an account designated in writing by AMID.

(d) In the event that SXE shall fail to pay the SXE Termination Fee required pursuant to this Section 7.3 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the legal rate of interest provided for in Section 2301 of Title 6 of the Delaware Code. In addition, if SXE shall fail to pay the SXE Termination Fee when due, SXE shall also pay all of AMID’s reasonable costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee. The SXE Entities acknowledge that the provisions of this Section 7.3 are an integral part of the transactions contemplated hereby and that, without these agreements the AMID Entities would enter into this Agreement. The Parties agree that in no event shall SXE be required to pay the SXE Termination Fee on more than one occasion.

(e) Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by (i) either Party pursuant to Section 7.1(b)(iii) [Failed SXE Unitholder Vote] (or a termination by SXE pursuant to a different provision of Section 7.1 at a time when this Agreement was terminable pursuant to Section 7.1(b)(iii) [Failed SXE Unitholder Vote]) or (ii) AMID pursuant to Section 7.1(c)(ii) [SXE Uncured Breach], then SXE shall promptly, but in no event later than three business days after receipt of an invoice (with supporting documentation) therefor from AMID, pay AMID’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by AMID and its Affiliates in connection with this Agreement and the transactions contemplated hereby (the “AMID Expenses”); provided, however, that in the event of a termination of this Agreement by either Party pursuant to Section 7.1(b)(iii) [Failed SXE Unitholder Vote] (or a termination by SXE pursuant to a different provision of Section 7.1 at a time when this Agreement was terminable pursuant to Section 7.1(b)(iii) [Failed SXE Unitholder Vote]), SXE shall pay the AMID Expenses up to a maximum amount of $500,000; provided, further, that that the payment by SXE of the AMID Expenses pursuant to this Section 7.3(e), (i) shall not relieve SXE of any subsequent obligation to pay the Termination Fee pursuant to Section 7.3(a) except to the extent indicated in such Section and (ii) shall not relieve SXE from any liability or damage resulting from a Willful Breach of any of its representations, warranties, covenants or agreements set forth in Section 5.1 or Section 5.3 hereof or fraud. In no event shall SXE have any obligation to make any such payment if, at the time of such termination, this Agreement was terminable by SXE pursuant to Section 7.1(d)(i) [AMID Uncured Breach].

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival, Etc.. Except as otherwise provided in this Agreement, the representations, warranties and agreements of each Party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other Party hereto, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or, except as otherwise provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the agreements set forth in Article II, Section 5.8, Section 5.10, and Section 5.13 and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time and those set forth in Section 5.6(d), Section 5.10, Section 7.2, Section 7.3, in the last sentence of Section 5.6(a) and this Article VIII shall survive termination of this Agreement. The AMID Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 8.2 Amendment or Supplement; Determinations; Approvals and Consents. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the SXE Unitholder Approval by written agreement of the Parties hereto; provided, however, that following approval of the Merger and the other transactions contemplated hereunder by the SXE Unitholders, there shall be no amendment or change to the provisions of this Agreement which by Law would require further approval by the SXE Unitholders or AMID Unitholders, as applicable, without such approval;

provided further, however, that any amendment or supplement to this Agreement must be approved by the SXE Conflicts Committee. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval or consent of SXE or the SXE GP Board (including, without limitation, a determination to effect a SXE Adverse Recommendation Change) or of AMID or the AMID GP Board is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the SXE GP Board and the SXE Conflicts Committee, or the AMID GP Board, as applicable.

Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions provided, that (i) any such waiver or extension shall only be effective if made in writing and (ii) neither SXE and its Subsidiaries nor the SXE GP Board may make or authorize any such waiver or extension without the prior approval of the SXE Conflicts Committee. Notwithstanding the foregoing, no failure or delay by any SXE Entity or any AMID Entity in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of all other Parties except that (a) AMID may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of AMID, but no such assignment shall relieve AMID of any of its obligations hereunder, (b) SXE may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of SXE, but no such assignment shall relieve SXE of any of its obligations hereunder and (c) AMID may assign any of or all its rights, interests and obligations under this Agreement to any Debt Financing Source as collateral security; provided that such assignment is effected only for security purposes and shall not permit any foreclosure or other execution on such assignment prior to the Closing Date. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.4 shall be null and void.

Section 8.5 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The delivery of signed counterparts by facsimile or email transmission which includes a copy of the sending party’s signature(s) is as effective as signing and delivering the counterpart in person.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Holdings Contribution Agreement, the Support Agreement, the SXE Disclosure Schedule, the

AMID Disclosure Schedule and the AMID Confidentiality Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the Parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), (i) the provisions of Section 5.8 and Section 8.12 and (ii) if and only if the Closing occurs, the right of the SXE Unitholders to receive the Merger Consideration after the Closing (a claim by the SXE Unitholders with respect to which may not be made unless and until the Closing shall have occurred) and the right of holders of equity awards to receive the Merger Consideration to which they are entitled pursuant to this Agreement after the Closing (a claim by such holders with respect to which may not be made unless and until the Closing shall have occurred).

Section 8.7 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State.

(b) Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.7, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 8.8 Specific Enforcement. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.8 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The Parties agree that in the event that AMID receives the SXE Termination Fee, AMID may not seek any award of specific performance under this Section 8.8.

Section 8.9 Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or electronic transmission, or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses:

If to the AMID Entities, to:

American Midstream Partners, LP

2103 CityWest Blvd.

Houston, Texas 77042

Fax No.: (713) 278-8870

Attn: General Counsel

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1221 McKinney Street

Houston, Texas 77010

Fax No.: (346) 718-6901

Attn: Tull R. Florey

         Hillary H. Holmes

If to the SXE Entities, to:

Southcross Energy Partners, L.P.

750 Town and Country Boulevard

Suite 950

Houston, Texas 77024

E-mail: Kelly.Jameson@southcrossenergy.com

Attn: Kelly Jameson

with a copy to:

Locke Lord LLP

600 Travis Street, Suite 2800

Houston, Texas 77002

Fax No.: (713) 546-5401

Attn: H. William Swanstrom

and

Locke Lord LLP

600 Congress Avenue, Suite 2200

Austin, Texas 78701

Fax No.: (512) 391-4818

Attn: Michelle A. Earley

or such other address or facsimile number as such Party may hereafter specify by like notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 8.10 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. All references in this Agreement to “transactions contemplated hereby” includes the Merger, but does not include the Holdings Contribution. References to the “other Party” from the perspective of an AMID Entity, refers to the SXE Entities, and from the perspective of a SXE Entity, refers to the AMID Entities.

(b) The Parties hereto have participated jointly in the negotiation and drafting of this Agreement with the assistance of counsel and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement or interim drafts of this Agreement.

(c) The Disclosure Schedules to this Agreement are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section or subsection of such Disclosure Schedules as an exception to any particular covenant, representation or warranty shall be deemed adequately disclosed as an exception with respect to all other covenants, representations or warranties, notwithstanding the presence or absence of an appropriate section or subsection of such Disclosure Schedules with respect to such other covenants, representations or warranties or an appropriate cross-reference thereto, in each case to the extent relevancy of such disclosure to such other covenants, representations or warranties is reasonably apparent on the face of such disclosure that such disclosed information is applicable thereto. Additionally, for each of the Disclosure Schedules, the mere inclusion of an item in such Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in such Disclosure Schedules, that such information is required to be listed in such Disclosure Schedules or that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance, that such item has had, or is expected to result in, a SXE Material Adverse Effect or a AMID Material Adverse Effect, that such item actually constitutes noncompliance with, or a violation of, any Law, Permit or contract or other topic to which such disclosure is applicable or that such item is outside the ordinary course of business. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement. Capitalized terms used in the Disclosure Schedules, unless otherwise defined therein, shall have the meanings assigned to them in this Agreement.

Section 8.12 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative or affiliate of any Party hereto or any of their respective Affiliates (unless such Affiliate is expressly a Party to this Agreement) shall have any liability (whether in contract or in tort) for any obligations or liabilities of such Party arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 8.12 shall limit any liability of the Parties to this Agreement for breaches of the terms and conditions of this Agreement.

Section  8.13 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“AMID Charter Documents” means, collectively, the certificate of limited partnership of AMID, and the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP dated as of April 25, 2016, as amended or supplemented from time to time.

“AMID Credit Facility” means the Second Amended and Restated Credit Agreement with Bank of America N.A., as Administrative Agent, Collateral Agent and L/C Issuer, Wells Fargo Bank, National Association, as Syndication Agent, and other lenders party thereto.

“AMID General Partner Units” means the “Notional General Partner Units” as defined in the AMID Partnership Agreement.

“AMID GP Charter Documents” means, collectively, the certificate of formation of AMID GP, and the Third Amended and Restated Limited Liability Company Agreement of American Midstream GP, LLC, as amended or supplemented from time to time.

“AMID Incentive Distribution Right” means “Incentive Distribution Right” as set forth in the AMID Partnership Agreement.

“AMID Joint Ventures” means each entity listed on Section 8.13 of the AMID Disclosure Schedule; provided, that with respect to any reference in this Agreement to AMID causing any AMID Joint Venture to take any action, such reference shall only require AMID to cause such AMID Joint Venture to take such action to the maximum extent permitted by the organizational documents and governance arrangements of such AMID Joint Venture and, to the extent applicable, its fiduciary duties in relation to such AMID Joint Venture.

“AMID Limited Partner” means a “Limited Partner” as defined in the AMID Partnership Agreement.

“AMID Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, as amended or supplemented from time to time.

“AMID Partnership Interest” means “Partnership Interest” as defined in the AMID Partnership Agreement.

“AMID Security” means any class or series of equity interest in AMID (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in AMID), including AMID Units, Series A Units and Series C Units, which are separate classes of AMID Partnership Interests.

“AMID Unit” means a “Common Unit” as defined in the AMID Partnership Agreement.

“AMID Unitholders” means the holders of AMID Units.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Backstop Letter” means that certain Backstop Investment Commitment Letter, dated December 29, 2016, and entered into by (a) SXE, (b) Southcross Holdings, (c) Wells Fargo Bank, N.A., (d) (i) TW Aggregator LP, TW BBTS Aggregator LP, TW Southcross Sidecar II LP, TW Southcross Sidecar II (N-QP) LP, EIG BBTS Holdings, LLC, EIG Energy XV (BBTS) Blocker, LLC, EIG Energy Fund XV Holdings, LP, EIG Energy Fund XV Cayman Blocker, LP, EIG Energy Fund XV (Cayman), L.P., EIG Energy Fund XV-B, L.P., EIG Energy Fund XV-A, L.P., EIG Energy Fund XV, L.P., EIG Energy XIV Blocker (BBTS), LLC, EIG Energy Fund XIV (Cayman), L.P., EIG Energy Fund XIV-B, L.P., EIG Energy Fund XIV-A, L.P. and EIG Energy Fund XIV, L.P., as may be amended from time to time.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Class B Convertible Unit” means a “Class B Convertible Unit” as defined in the SXE Partnership Agreement.

“Class B PIK Unit” means a “Class B PIK Unit” as defined in the SXE Partnership Agreement.

“Class B Unitholders” mean the holders of the Class B Convertible Units.

“Clayton Act” means the Clayton Antitrust Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“Common Unit” means a SXE Security representing a fractional part of the SXE Partnership Interests of all SXE Limited Partners and assignees, and having the rights and obligations specified with respect to Common Units in the SXE Partnership Agreement. The term “Common Unit” does not refer to a Subordinated Unit or Class B Convertible Unit prior to its conversion into a Common Unit pursuant to the terms of the SXE Partnership Agreement.

“Common Unitholders” mean the holders of the Common Units.

“Confidential Disclosure Letter” means the Confidential Disclosure Letter delivered by SXE to AMID concurrently with the execution hereof.

“Debt Financing Source” has the meaning set forth in the Holdings Contribution Agreement.

“DLLCA” mean the Delaware Limited Liability Company Act.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act.

“Disclosure Schedules” means the SXE Disclosure Schedules and the AMID Disclosure Schedules, collectively.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“Environmental Permit” means all Permits required under Environmental Laws.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person, would be deemed at the relevant time to be a single employer for purpose of Section 414(b), (c), (m) or (o) of the Code.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, arbitrator, regulatory or administrative agency, commission or authority or other governmental instrumentality, federal, state or local, domestic, tribal, foreign or multinational.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or are otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources due to their actual or potential adverse effects upon human health or the environment, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Investment Agreement” means that certain Investment Agreement, dated December 29, 2016, by and between SXE, Southcross Holdings and Wells Fargo Bank, N.A., as may be amended from time to time.

“Knowledge” (i) when used with respect to SXE, means the actual knowledge of those individuals listed on Section 8.13(a) of the SXE Disclosure Schedule and (ii) when used with respect to AMID, means the actual knowledge of those individuals listed on Section 8.13 of the AMID Disclosure Schedule.

“LTIP” means the Southcross Energy Partners, L.P. Amended and Restated 2012 Long Term Incentive Plan, as may be amended from time to time.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (y) prevents or materially impedes, interferes with or hinders the consummation of the transactions contemplated hereby, including the Merger, on or before the Outside Date; provided, however, that, with respect to the foregoing clause (x) only, any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which such Person operates; (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby; (iii) any change in the market price or trading volume of the limited partnership interests or other equity securities of such Person (it being understood and agreed that the foregoing shall not preclude any other Party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing) or natural disasters or other force majeure events; (v) changes in any Laws or regulations applicable to such Person or applicable accounting regulations or principles or the official interpretation thereof that materially affects this Agreement or the transactions contemplated hereby; (vi) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids or coal or other commodities; and (vii) any failure of a Person to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other Party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vi) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such state of affairs, changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other companies of similar size operating in the industries in which such Person and its Subsidiaries operate.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Outstanding” shall have the meaning assigned to such term in the SXE Partnership Agreement.

“Permit” means franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Phantom Unit” means a notional interest granted under the SXE LTIP that entitles the holder to receive a Common Unit at a designated future payment date.

“Post-Closing Tax Period” means any taxable period or any portion of a taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period or any portion of a taxable period ending on or before the Closing Date.

“Risk Management Policy” means the Risk Management Policy of SXE or AMID, as applicable, as adopted by the SXE GP Board or the AMID GP Board, and in effect on the date of this Agreement; provided, that the Risk Management Policy may only be amended or modified after the date of this Agreement by such Board or a committee thereof with the prior written consent of the counter-party.

“SEC” means the Securities and Exchange Commission.

“Series A Unit” means a Series A Preferred Unit as defined in the AMID Partnership Agreement.

“Series C Unit” means a Series C Preferred Unit as defined in the AMID Partnership Agreement.

“Series D Unit” means a Series D Preferred Unit as defined in the AMID Partnership Agreement.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder.

“Subordinated Unit” means a Subordinated Unit as defined in the SXE Partnership Agreement.

“Subordinated Unitholders” mean the holders of the Subordinated Units.

“Subsidiary” when used with respect to any Party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such Party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests or, in the case of a limited liability company, the member) are, as of such date, owned by such Party or one or more Subsidiaries of such Party or by such Party and one or more Subsidiaries of such Party. For purposes of Article IV, when used with respect to AMID, the term “Subsidiary” shall include the AMID Joint Ventures.

“SXE Alternative Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than AMID, its Subsidiaries, and their Affiliates, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of SXE and its Subsidiaries (including securities of Subsidiaries) equal to 25% or more of SXE’s consolidated assets or to which 25% or more of SXE’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of 25% or more of any class of equity securities of SXE, (iii) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 10% or more of any class of equity securities of SXE or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving SXE which is structured to permit any Person or “group” (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership of at least 25% of SXE’s consolidated assets or equity interests; in each case, other than the transactions contemplated hereby.

“SXE Changed Circumstance” means a material event, circumstance, change or development, in each case that (i) arises or occurs after the date of this Agreement and was not, prior to the date of this Agreement, known or reasonably foreseeable to the SXE GP Board and (ii) does not relate to (A) the receipt, existence or terms of a SXE Alternative Proposal or any matter relating thereto or consequence thereof, (B) AMID, AMID GP or their respective Subsidiaries, (C) any actions taken pursuant to this Agreement or (D) any changes in the price of AMID Common Units or other AMID Securities or SXE Common Units or other SXE Securities.

“SXE Credit Facilities” means the SXE Revolving Credit Agreement and the SXE Term Loan.

“SXE Designated Proposal” means a bona fide unsolicited written SXE Alternative Proposal, obtained after the date of this Agreement and not in breach of Section 5.3, to acquire, directly or indirectly, 50% or more of the outstanding equity securities of SXE or 50% or more of the assets of SXE and its Subsidiaries on a consolidated basis, made by any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than AMID, its Subsidiaries, and their Affiliates, which is on terms and conditions which the SXE GP Board (upon the recommendation of the SXE Conflicts Committee) determines in good faith (after consultation with its outside financial advisor and outside legal counsel), taking into account all legal, regulatory, financial, financing, timing and other aspects of the proposal, including all conditions contained therein and the Person making such SXE Alternative Proposal, to be (i) reasonably capable of being consummated in accordance with its terms, and (ii) if consummated, more favorable to the SXE Unitholders (in their capacity as SXE Unitholders) from a financial point of view than the transactions contemplated hereby, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by AMID in writing.

“SXE Equity Plan” means any plans or arrangements of SXE providing for the compensatory grant of awards of Phantom Units or awards denominated, in whole or in part, in Common Units, or options or unit appreciation rights or similar awards relating to Common Units, including the LTIP.

“SXE General Partner Interest” means the “General Partner Interest” as defined in the SXE Partnership Agreement.

“SXE General Partner Units” means the “General Partner Units” as defined in the SXE Partnership Agreement.

“SXE GP Charter Documents” means, collectively, the certificate of formation of SXE GP, and the Second Amended and Restated Limited Liability Company Agreement of SXE GP, as amended or supplemented from time to time.

“SXE Incentive Distribution Right” means “Incentive Distribution Right” as defined in the SXE Partnership Agreement.

“SXE Joint Ventures” means each entity listed on Section 8.13(a) of the SXE Disclosure Schedule; provided, that with respect to any reference in this Agreement to SXE causing any SXE Joint Venture to take any action, such reference shall only require SXE to cause such SXE Joint Venture to take such action to the maximum extent permitted by the organizational documents and governance arrangements of such SXE Joint Venture and, to the extent applicable, its fiduciary duties in relation to such SXE Joint Venture.

“SXE Limited Partner” means “Limited Partner” as defined in the SXE Partnership Agreement.

“SXE Limited Partner Interest” means “Limited Partner Interest” as defined in the SXE Partnership Agreement.

“SXE LTIP Unit” means an award of Phantom Units granted under the LTIP.

“SXE Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of SXE, as amended or supplemented from time to time.

“SXE Partnership Interest” means an equity interest in SXE, which shall include the SXE General Partner Interest and SXE Limited Partner Interests.

“SXE Revolving Credit Agreement” means that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, by and among Wilmington Trust, National Association (successor to Wells Fargo Bank, N.A.), as the Administrative Agent, the lenders party thereto, and SXE, as may be amended from time to time.

“SXE Security” means any class or series of equity interest in SXE (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in SXE), including without limitation, Common Units, Class B Convertible Units and Subordinated Units, which are separate classes of SXE Partnership Interests.

“SXE Term Loan” means that certain Term Loan Credit Agreement, dated as of August 4, 2014, by and among the Partnership, Wilmington Trust, National Association (successor to Wells Fargo Bank, N.A.), as Administrative Agent, UBS Securities LLC and Barclays Bank PLC, as Co-Syndication Agents, JPMorgan Chase Bank, N.A., as Documentation Agent, and the lenders party thereto, as may be amended from time to time.

“SXE Unitholder” means the Common Unitholders, the Subordinated Unitholders and the Class B.

“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, margin, profits, net proceeds, alternative or add-on minimum, inventory, goods and services, capital stock, license, registration, leasing, user, withholding, payroll, employment, social security, unemployment, disability, excise, severance, stamp, occupation, property, unclaimed property, fuel, excess profits, premium, windfall profit, deficiency and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“TBOC” means the Texas Business Organizations Code, as amended.

“Willful Breach” means (i) with respect to any breaches or failures to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, a material breach that is a consequence of a deliberate act or intentional omission undertaken by the breaching party (or in the case of Section 5.3 with respect to SXE, the consequence of a deliberate act or omission of a Subsidiary of SXE, or of a Representative of SXE at the direction of SXE) regardless of whether breaching this Agreement was the conscious object of the act or omission and (ii) the failure by any party to consummate the transactions contemplated hereby after all of the conditions set forth in Article VI have been satisfied or waived (by the party entitled to waive any such applicable conditions).

[signature pages follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

AMID:

AMERICAN MIDSTREAM PARTNERS, LP

By:	American Midstream GP, LLC,
Its general partner

By:	/s/ Lynn L. Bourdon III
Name: Lynn L. Bourdon III
Title: President and Chief Executive Officer

AMID GP:

AMERICAN MIDSTREAM GP, LLC

By:	/s/ Lynn L. Bourdon III
Name: Lynn L. Bourdon III
Title: President and Chief Executive Officer

MERGER SUB:

CHEROKEE MERGER SUB LLC

By:	/s/ Lynn L. Bourdon III
Name: Lynn L. Bourdon III
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger (LP)]

SXE:

SOUTHCROSS ENERGY PARTNERS, L.P.

By:	SOUTHCROSS ENERGY
PARTNERS GP, LLC
Its general partner

By:	/s/ Bret M. Allan
Name:	Bret M. Allan
Title:	Senior Vice President and Chief Financial Officer

SXE GP:

SOUTHCROSS ENERGY PARTNERS GP, LLC

By:	/s/ Bret M. Allan
Name:	Bret M. Allan
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Agreement and Plan of Merger (LP)]